UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

EmerRx BioPharma, LLC

(Name of Issuer)

1000 Atlantic Ave, Suite 110
Alameda, CA 94501
https://emerrx.com/

(Physical Address & Website of Issuer)

Delaware	**Limited Liability Company**	**March 12, 2025**
(Jurisdiction of Incorporation/Organization)	(Form of Organization)	(Date of Organization)

Not Applicable

(Name of Co-Issuer)

MicroVenture Marketplace Inc.

(Offering Intermediary)

0001478147	**152513**	**008-68458**
(Intermediary CIK Number)	(Intermediary CRD Number)	(Intermediary SEC File Number)

Amount of compensation to be paid to the intermediary for conducting the Offering, including the amount of referral and any other fees associated with the offering:

The intermediary shall receive a fee consisting of five percent (5%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The intermediary will receive a number of securities of the issuer that is equal to two percent (2%) of the total number of securities sold by the issuer in the offering.

OFFERING INFORMATION

Crowd Notes	25,000	February 23, 2026	$25,000
(Type of Security Offered)	(Target No. of Securities Offered)	(Deadline to Meet Target Amount)	(Target Offering Amount)
Yes	Issuer's discretion	$1.00	$250,000
(Oversubscriptions Accepted)	(Oversubscription Allocation)	(Price per Security)	(Maximum Offering Amount)

Note: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled, and committed funds will be returned.

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ANNUAL REPORT DISCLOSURE INFORMATION

Current Number of Employees: 4

February 1, 2025 - August 31, 2025

Total Assets	$ 80,320.54
Cash & Cash Equivalents	$ 79,620.54
Accounts Receivable	$ 700.00
Short-Term Debt	$ 46,010.04
Long-Term Debt	$ -
Revenues/Sales	$ 500.00
Cost of Goods Sold	$ -
Taxes Paid	$ -
Net Gain (Loss)	$ (209,439.50)

_____

JURISDICTIONS IN WHICH THE ISSUER INTENDS TO OFFER THE SECURITIES

Alabama	Illinois	Nebraska	South Carolina
Alaska	Indiana	Nevada	South Dakota
Arizona	Iowa	New Hampshire	Tennessee
Arkansas	Kansas	New Jersey	Texas
California	Kentucky	New Mexico	Utah
Colorado	Louisiana	New York	Vermont
Connecticut	Maine	North Carolina	U.S. Virgin Islands
Delaware	Maryland	North Dakota	Virginia
District Of Columbia	Massachusetts	Ohio	Washington
Florida	Michigan	Oklahoma	West Virginia
Georgia	Minnesota	Oregon	Wisconsin
Guam	Mississippi	Pennsylvania	Wyoming
Hawaii	Missouri	Puerto Rico	American Samoa
Idaho	Montana	Rhode Island	Northern Mariana Islands

October 8, 2025

EmerRx BioPharma, LLC



Explanatory Note

_____

EmerRx BioPharma, LLC, (the "Company," as well as references to "we," "us," or "our"), is filing an amendment to its Form C, which was initially filed with the Securities and Exchange Commission on September 25, 2025, to extend the deadline of its ongoing Regulation Crowdfunding offering and to elect to conduct intermediate closes. If certain terms and conditions are met, this election allows the Company to conduct one or more intermediate closes, which would permit the Company to draw down on a portion of the committed funds while the Offering remains open.

Regulation Crowdfunding Offering of Crowd Notes

_____

This Form C/A (including the cover page and all exhibits attached hereto, the "**Form C/A**") is being furnished by EmerRx BioPharma, LLC, a Delaware limited liability company (the "**Company**," as well as references to "**we**," "**us**," or "**our**"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Notes of the Company (the "**Securities**"). Investors in the Securities (the "**Investors**") are sometimes referred to herein as "**Purchasers**." The Company intends to raise at least $25,000 and up to $250,000 from Investors in the offering of Securities described in this Form C/A (this "**Offering**"). The minimum amount of Securities that can be purchased is $500 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "THE SECURITIES". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "**Intermediary**"). At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing. The Intermediary will also be entitled to receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the Issuer in the Offering.

	Price to Investors	Fees & Commissions [1]	Net Proceeds to Issuer
Minimum Individual Purchase Amount	$ 500.00	$ 25.00	$ 475.00
Aggregate Minimum Offering Amount	$ 25,000.00	$ 1,250.00	$ 23,750.00
Aggregate Maximum Offering Amount	$ 250,000.00	$ 12,500.00	$ 237,500.00

(1) Excludes fees to the Company's advisors and service providers, such as escrow agents, attorneys, and accountants.

_____

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or other materials.

These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these securities are exempt from registration.

The company filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and pursuant to Regulation Crowdfunding must file a report with the Commission annually and post the report on its website no later than 120 days after the end of the Company's fiscal year. In accordance with Rule 202(b) of Regulation Crowdfunding, this annual report must be filed and posted until one of the following occurs:

1) The Company is required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**");
2) The Company has filed at least one annual report pursuant to the ongoing reporting requirements of Regulation Crowdfunding and has fewer than 300 holders of record;
3) The Company has filed the annual reports pursuant to the ongoing reporting requirements of Regulation Crowdfunding for the three most recent years and has less than $10,000,000 of total assets;
4) The Company, or another party, repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) The Company liquidates or dissolves its business in accordance with state law.

_____

The Company has certified that all of the following statements are TRUE:

1) The Company is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) The Company is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act;
3) The Company is not an investment company, as defined in Section 3 of the Investment Company Act of 1940, or excluded from the definition of investment company by Section 3(b) or Section 3(c) of that Act;
4) The Company is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act as a result of a disqualification as specified in Section 503(a) of Regulation Crowdfunding;
5) The Company has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and
6) The Company has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

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THIS FORM C/A DOES NOT CONSTITUTE AN OFFERING OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD, OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CROWDFUNDING. SPECIFICALLY, THE SECURITIES MAY NOT BE PLEDGED, TRANSFERRED, RESOLD, OR OTHERWISE DISPOSED OF DURING THE ONE YEAR PERIOD BEGINNING WHEN THE SECURITIES WERE ISSUED, UNLESS SUCH SECURITIES ARE TRANSFERRED:

1) TO THE ISSUER;
2) TO AN ACCREDITED INVESTOR;
3) AS PART OF AN OFFERING REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION; OR
4) TO A MEMBER OF THE FAMILY OF THE PURCHASER OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE PURCHASER, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE PURCHASER OR THE EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE PURCHASER OR OTHER SIMILAR CIRCUMSTANCE.

INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES, AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS".

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY, THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING, THE COMPANY, OR ANY OTHER RELEVANT MATTERS AND ADDITIONAL REASONABLE INFORMATION. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

THIS FORM C/A DOES NOT PURPORT TO CONTAIN ALL OF THE INFORMATION THAT MAY BE REQUIRED TO EVALUATE THE OFFERING, AND ANY RECIPIENT HEREOF SHOULD CONDUCT ITS OWN INDEPENDENT ANALYSIS. STATEMENTS CONTAINED HEREIN AS TO THE CONTENT OF ANY AGREEMENTS OR OTHER DOCUMENT ARE SUMMARIES AND, THEREFORE, ARE NECESSARILY SELECTIVE AND INCOMPLETE AND ARE QUALIFIED IN THEIR ENTIRETY BY THE ACTUAL AGREEMENTS OR OTHER DOCUMENTS. THE STATEMENTS OF THE COMPANY CONTAINED HEREIN ARE BASED ON INFORMATION BELIEVED TO BE RELIABLE. NO WARRANTY CAN BE MADE AS TO THE ACCURACY OF SUCH INFORMATION OR THAT CIRCUMSTANCES HAVE NOT CHANGED SINCE THE DATE OF THIS FORM C/A. THE COMPANY DOES NOT EXPECT TO UPDATE OR OTHERWISE REVISE THIS FORM C/A OR OTHER MATERIALS SUPPLIED HEREWITH. THE DELIVERY OF THIS FORM C/A AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS FORM C/A.

THIS FORM C/A IS SUBMITTED IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN AND MAY NOT BE REPRODUCED OR USED FOR ANY OTHER PURPOSE.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING, OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL, AND ACCOUNTANT AS TO LEGAL, TAX, AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY REGARDING THE PURCHASE, TRANSFER, AND/OR RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW FACILITATOR

NORTH CAPITAL PRIVATE SECURITIES CORPORATION, THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

COMPANY & OFFERING SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this Form C/A. This summary does not contain all of the information you should consider before investing in our Securities. You should read this entire Form C/A carefully, including the sections entitled "RISK FACTORS" and "DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and our financial statements and the related notes, attached as Exhibit A, before making an investment decision. Our fiscal year ends December 31st.

EmerRx BioPharma, LLC
1000 Atlantic Ave, Suite 110
Alameda, CA 94501
https://emerrx.com/

Introduction

EmerRx BioPharma, LLC is developing intranasal emergency and therapeutic drugs designed to deliver the speed and efficacy of intravenous treatments without the need for a needle. The company's product, EMRX-101, is a preclinical naloxone nasal spray system intended to reverse opioid overdoses with faster onset and longer duration than existing alternatives. By combining a proprietary dual-compartment intranasal delivery device with an optimized buffering formulation, EMRX-101 aims to enhance absorption across the nasal mucosa to improve reliability and reduce the need for repeat dosing. EmerRx's mission is to improve outcomes in emergency response scenarios and expand access to life-saving treatments in both clinical and community settings.

History

The Company was organized in Delaware on March 12, 2025. EmerRx BioPharma, LLC was founded by a team of experienced biotech professionals committed to addressing the urgent and ongoing opioid overdose crisis. The idea for the company emerged from firsthand clinical and translational experience, where the limitations of current intranasal naloxone products became clear—particularly in community and first-responder settings. Recognizing the need for faster and more reliable rescue therapies, the founders began developing a proprietary intranasal drug platform designed to replicate the pharmacokinetics of intravenous delivery without the need for a needle. Since inception, the company has filed a provisional patent, established a collaboration with a bioanalytical research lab, secured early-stage funding, and planned a regulatory pathway roadmap to Investigational New Drug (IND).

The Offering

EmerRx BioPharma, LLC is offering investment in Crowd Notes. A Crowd Note is not a debt instrument; it is a security in which an investor makes a cash investment in our company that can convert to equity at a later date and only in connection with a specific event. The price of the Securities has been determined by the Company.

$500	**$25,000**	**$250,000**	**February 23, 2026**
(Minimum Investment)	(Target Offering Amount)	(Maximum Offering Amount)	(Offering Deadline)
$1.00	**$25,500**	**$255,000**	**None**
(Price per Security)	(Principal of Crowd Notes Outstanding if Target Offering Amount Reached)	(Principal of Crowd Notes Outstanding if Maximum Offering Amount Reached)	(Voting Rights)

The amount of Securities outstanding in the table above is inclusive of the two percent (2%) of the total number of Crowd Notes sold by the Issuer in the Offering to which the Intermediary is entitled at the conclusion of the Offering.

RISK FACTORS

IN ADDITION TO THE RISKS DETAILED BELOW, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY COMPANY MANAGEMENT. IT IS NOT POSSIBLE TO FORESEE ALL RISKS THAT MAY AFFECT US. MOREOVER, THE COMPANY CANNOT PREDICT WHETHER IT WILL SUCCESSFULLY EFFECTUATE THE COMPANY'S CURRENT BUSINESS PLAN. EACH PROSPECTIVE PURCHASER IS ENCOURAGED TO CAREFULLY ANALYZE THE RISKS AND MERITS OF AN INVESTMENT IN THE SECURITIES AND SHOULD TAKE INTO CONSIDERATION WHEN MAKING SUCH ANALYSIS, AMONG OTHER THINGS, THE RISK FACTORS DISCUSSED BELOW.

Risks Related to Our Business & Industry

The Company is in the development stage.

We are subject to all of the risks inherent in the establishment of a new business enterprise, including, but not limited to, limited operating history, reliance on key personnel, the lack of developed products, insufficient capital, and the lack of sufficient sales and marketing capabilities. We may not be successful in developing our business or operating our business profitably. In fact, we may never complete our development or operate at a profit. If our plans prove to be unsuccessful, investors may lose all or a substantial part of their investment. Our success will depend on our ability to address the risks encountered by development stage companies and to implement our business development strategy. We may not be successful in implementing our business development strategy, and, in such event, the Company will likely fail, which could lead to a complete loss of your investment.

The Company has broad discretion in the use of the proceeds from this Offering.

The Company intends to use the proceeds from this offering for the purposes set forth under the section captioned "Use of Proceeds" below. However, our management has broad discretion over how these proceeds are to be used based on unforeseen technical, commercial, or regulatory issues and could spend the proceeds in ways with which you may not agree. Management may exercise poor discretion with respect to how the proceeds are used. The proceeds may not be invested effectively or in a manner that yields a favorable or any return. Any of these could result in financial losses that could have a material adverse effect on our business, financial condition, and results of operations.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were organized as a Delaware limited liability company on March 12, 2025. Accordingly, we have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations, and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We have a history of losses. If we do not become profitable or maintain profitability in the future, we may not be able to continue to operate.

We have not been profitable in the past. We have not generated any significant revenues to date. Before we are able to generate any material level of revenues, we will incur significant additional losses. We expect to substantially increase our personnel, operational infrastructure, research and development, and regulatory expenses. As a result, we will need to generate significant revenues to achieve and maintain profitability in the future. We cannot assure you that we will achieve profitable operations or maintain them if achieved. Failure to achieve or maintain profitability will materially and adversely affect our business.

There can be no assurance that the company will achieve profitability.

There can be no assurance that the Company will achieve profitability. The Company may depend upon funds raised from this Offering and additional financings to finance its operations. No assurance can be given as to (i) the sufficiency of the funds raised from the Offering, (ii) the ability of the Company to raise or borrow additional funds, (iii) if the funds are available, that the terms will be acceptable by the Company, or (iv) the ability of the Company to attain its financial objectives.

We may be unable to execute our business plan.

While we are currently in the process of implementing our business plan, we have generated limited revenue to date. We face many challenges in marketing and distributing our product, including: (i) building product awareness and demand through effective marketing, (ii) sustaining demand through quality product, and (iii) entering into relationships to build our brand and effectively distribute our product. We cannot assure you that the market will accept our product and may prefer existing products or products yet to reach the market produced by our competitors. If we are unable to successfully market and distribute our product, the Company may fail, which could result in a decrease or elimination of the value of your investment in the Company.

If we successfully execute our business plan, or exceed our projections, we may be unable to manage or sustain growth.
The Company has not demonstrated any commercial success or proof of concept. However, if demand for our products grows rapidly, we will require additional resources. The availability of qualified personnel, ingredients, equipment, and other resources may affect our growth. In addition, rapid growth could result in new and increased responsibilities for our personnel and could strain our management, operating systems, and other resources. Our failure to effectively manage expansion, if any, could have a material adverse effect on our business, operating results, and financial condition.

Our advertising and marketing efforts may be costly and may not achieve desired results.
We incur substantial expense in connection with our advertising and marketing efforts. Although we target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

The Company's success depends on the experience and skill of the board of directors, its executive officers, and key employees.
In particular, the Company is dependent on Mitch Raponi, Co-Founder and Chief Executive Officer; Ron Najafi, Co-Founder and Chairman; and Hamid Mobedi, Co-Founder and Chief Scienfitic Officer. The Company has or intends to enter into consulting agreements with Mitch Raponi and Hamid Mobedi, although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Mitch Raponi, Ron Najafi, and Hamid Mobedi, or any member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow, and results of operations.

A majority of the Company is owned by a small number of owners.
Prior to the Offering, the current owners of the Company who own 20% or more of the Company's outstanding equity currently beneficially own up to 92.73% of the Company's equity. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Form C/A entitled "RELATED PARTY TRANSACTIONS" for further details.

We are a clinical-stage biopharmaceutical company and have not yet commercialized any products.
EmerRx is in the early stages of developing therapeutic candidates and has not received regulatory approval for any product. Our lead candidate is still undergoing preclinical or early-stage development, and there is no assurance that any of our candidates will successfully complete clinical trials, receive regulatory approval, or achieve commercial success. Delays, setbacks, or failures in development or approval could materially harm our business and prospects.

There is no guarantee that our product candidates will demonstrate efficacy or safety in human trials.
Preclinical results are not always predictive of clinical outcomes. Our product candidates may fail to show desired efficacy or safety in human studies, even if they have shown promise in earlier-stage research. If our candidates do not meet endpoints in clinical trials or are associated with unacceptable side effects, we may have to abandon their development, which could significantly impact our business and financial position.

Political, economic and regulatory influences are subjecting the healthcare industry to potential fundamental changes that could substantially affect our results of operations.
Government and private sector initiatives to limit the growth of healthcare costs, including price regulation, competitive pricing, coverage and payment policies, comparative effectiveness of therapies, technology assessments and alternative payment models, are continuing in countries where we do business, including the U.S. These changes are causing the marketplace to put increased emphasis on the delivery of more cost-effective treatments. As a U.S. headquartered Company, this healthcare reform legislation will materially impact us. Certain provisions of the legislation will not be effective for a

number of years, and it is unclear what the full impact of the legislation will be. Provisions of this legislation, including Medicare provisions aimed at improving quality and decreasing costs, comparative effectiveness research, an independent payment advisory board, and pilot programs to evaluate alternative payment methodologies, could meaningfully change the way healthcare is developed and delivered, and may adversely affect our business and results of operations. Further, we cannot predict what healthcare programs and regulations will be ultimately implemented at the federal or state level, or the effect of any future legislation or regulation in the U.S. or internationally. However, any changes that lower reimbursements for our products, reduce medical procedure volumes or increase cost containment pressures on us or other participants in the healthcare industry could adversely affect our business and results of operations.

Healthcare legislative reform measures may have a material adverse effect on our business and results of operations.

In the United States, there have been and continue to be a number of legislative initiatives to contain healthcare costs. For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or the Affordable Care Act, was passed, which substantially changed the way health care is financed by both governmental and private insurers, and significantly impacted the U.S. pharmaceutical industry. The Affordable Care Act, among other things, subjected biologic products to potential competition by lower-cost biosimilars, addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations, established annual fees and taxes on manufacturers of certain branded prescription drugs, and a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer's outpatient drugs to be covered under Medicare Part D.

We face extensive government regulation, and obtaining regulatory approval for our drug candidates is uncertain.

The research, testing, and potential commercialization of pharmaceutical products such as those we are developing are subject to extensive regulation by federal, state, and local authorities, including the U.S. Food and Drug Administration (FDA). To advance a drug candidate through the regulatory process, a company must comply with numerous requirements, including successful completion of preclinical and clinical studies, submission of investigational filings such as an IND application, and compliance with applicable manufacturing standards. The timing, scope, and outcome of these regulatory milestones are inherently uncertain, and there can be no assurance that any drug candidate we develop will progress according to our expectations.

The FDA may delay, limit, or deny progression of a drug candidate for a variety of reasons, including a failure to demonstrate sufficient safety, efficacy, or bioavailability, or if regulatory authorities interpret study data differently than we do. In addition, facilities used to manufacture our drug candidates must be in compliance with current Good Manufacturing Practices (cGMP), and any failure to meet those standards may delay or prevent further development. The regulatory process is costly, time-consuming, and unpredictable, and even significant investment does not guarantee eventual approval or licensing of a drug candidate.

Our business model is focused on advancing drug candidates through early-stage clinical development with the intention of out-licensing or selling programs following clinical proof of concept. If regulatory requirements delay or prevent us from reaching those milestones, we may be unable to secure partnerships or achieve monetization. Furthermore, if any of our future products obtain marketing approval, they will remain subject to ongoing regulatory requirements, including those related to manufacturing, labeling, adverse event reporting, and promotional practices. Failure to comply with these requirements may result in enforcement actions, including warning letters, fines, injunctions, or withdrawal of approval.

In addition, regulatory policies and requirements may change over time. New legislation or administrative actions could impose additional burdens or restrict development in unforeseen ways. We cannot predict the nature or extent of future changes in regulatory policy. Any inability to obtain or maintain regulatory compliance could materially and adversely affect our business, prospects, or financial condition.

Quality management plays an essential role in determining and meeting customer requirements and the expectations of our readers, preventing defects, improving the Company's products and services, and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance, if applicable, or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Mitch Raponi, Ron Najafi, and Hamid Mobedi in order to conduct its operations and execute its business plan; however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Mitch Raponi, Ron Najafi, and Hamid Mobedi die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such persons could negatively affect the Company and its operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Our reliance on third-party suppliers and contract research organizations (CROs) exposes us to development and supply chain risks.

We depend on third-party manufacturers for sourcing raw materials and producing preclinical material, as well as CROs for executing studies. Any disruption, delay, or quality issues in these third-party relationships could delay our research timelines, increase costs, or result in noncompliance with regulatory requirements. If our partners fail to perform, we may not be able to meet development milestones or scale operations effectively.

We may expand into additional therapeutic areas or intranasal formulations, which could divert resources and increase risk.

While our initial focus is on developing a next-generation intranasal naloxone product with intravenous-like speed and efficacy, we may seek to expand into other use cases such as intranasal epinephrine or intranasal ketamine. Each new therapeutic indication presents distinct regulatory, clinical, and commercial challenges. These efforts may require significant capital investment, specialized expertise, and new clinical studies, all of which could divert attention and resources from our lead product. If we are unsuccessful in these expansion efforts, or if they delay the advancement of our core program, our business, financial condition, or results of operations may be adversely affected.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property, and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

Changes in federal, state, or local laws and regulations could increase our expenses and adversely affect our results of operations.

Our business is subject to a wide array of laws and regulations. The current political environment, financial reform legislation, the current high level of government intervention and activism and regulatory reform may result in substantial new regulations and disclosure obligations and/or changes in the interpretation of existing laws and regulations, which may lead to additional compliance costs as well as the diversion of our management's time and attention from strategic initiatives. If we fail to comply with applicable laws and regulations, we could be subject to legal risk, including government enforcement action and class action civil litigation that could disrupt our operations and increase our costs of doing business. Changes in the regulatory environment regarding topics such as privacy and information security, product safety or environmental protection, including regulations in response to concerns regarding climate change, collective bargaining activities, minimum wage laws and health care mandates, among others, could also cause our compliance costs to increase and adversely affect our business and results of operations.

Our business could be adversely affected by legal challenges to our business model or by actions restricting our ability to provide the full range of our services in certain jurisdictions.

We face potential risks stemming from legal challenges or regulatory actions that may impede our business operations or restrict the scope of our services within specific geographic areas. Such legal hurdles or regulatory constraints could lead to increased operational costs, compliance burdens, or limitations on our ability to offer our full suite of services. These challenges may have adverse effects on our financial performance, growth trajectory, and market expansion efforts. Additionally, restrictions on service provision in certain jurisdictions could curtail our ability to capitalize on market opportunities and broaden our customer base, potentially impacting our revenue streams and market positioning. Investors should consider the potential implications of legal and regulatory challenges on our business operations and financial viability when assessing investment prospects.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Our insurance may not provide adequate levels of coverage against claims.

We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition, or results of operations may be adversely affected.

If we cannot continue to develop, acquire, market, and offer new products and services or enhancements to existing products and services that meet customer requirements, our operating results could suffer.

The process of developing and acquiring new products and services and enhancing existing offerings is complex, costly, and uncertain. If we fail to anticipate customers' rapidly changing needs and expectations or adapt to emerging trends, our market share and results of operations could suffer. We must make long-term investments, develop, acquire, or obtain appropriate intellectual property and commit significant resources before knowing whether our predictions will accurately reflect customer demand for our products and services. If we misjudge customer needs in the future, our new products and services may not succeed, and our revenues and earnings may be harmed. Additionally, any delay in the development, acquisition, marketing or launch of a new offering or enhancement to an existing offering could result in customer attrition or impede our ability to attract new customers. As a result, our business, financial condition, or results of operations may be adversely affected.

Maintaining, extending, and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands, or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend, and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Negative public opinion could damage our reputation and adversely affect our business.
Reputation risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including loan referral practices, corporate governance, and actions taken by government regulators and community organizations in response to those activities. Negative public opinion can also result from media coverage, whether accurate or not. Negative public opinion can adversely affect our ability to attract and retain customers and employees and can expose us to litigation and regulatory action.

The market is competitive, and our success is reliant upon our ability to keep up with rapid technological advances.
We operate in a highly competitive and rapidly changing marketplace with a variety of organizations that offer services competitive with those we offer. The markets for the Company's products and services are highly competitive, and the Company is confronted by aggressive competition in all areas of its business. These markets are characterized by frequent product introductions and rapid technological advances. The Company's competitors may aggressively cut prices or lower their product margins to gain or maintain market share. Principal competitive factors important to the Company include price, product features, relative price/performance, product quality and reliability, design innovation, a strong third-party software and accessories ecosystem, marketing and distribution capability, service and support, and corporate reputation.

We are subject to rapid technological change and dependence on new product development.
Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations, and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Our business model relies heavily on a concentrated market segment, making us vulnerable to risks associated with limited diversification.
This concentration can lead to increased exposure to market fluctuations, competitive pressures, supplier and customer dependencies, regulatory changes, and technological disruptions. Potential investors should carefully consider the implications of our market concentration, as adverse developments in our primary market could significantly impact our revenue, profitability, and overall financial stability.

The development and commercialization of our products and services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical, and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition,

new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships, or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services, and larger marketing budgets, as well as greater financial, technical, and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

We may lose market share if we are unable to compete successfully against our current and future competitors.
We operate in intensely competitive industries that experience rapid technological developments, changes in industry standards and changes in customer requirements. The markets that we serve may be fragmented, highly competitive, rapidly changing and characterized by intense price competition. Some of our competitors have financial and other resources greater than ours. We cannot assure you that we will continue to compete effectively against existing or new competitors that may enter our markets.

We operate in a competitive and rapidly evolving market for opioid overdose treatments.
The market for opioid overdose reversal products is well-established and dominated by existing intranasal naloxone formulations. Several large pharmaceutical companies and generics manufacturers market FDA-approved naloxone products, some of which benefit from first-mover advantages, brand recognition, and established distribution. As a result, our ability to capture market share will depend on demonstrating clear clinical and pharmacokinetic advantages, obtaining regulatory approval, securing favorable pricing, and building distribution channels. If we are unable to compete effectively, our commercial prospects could be significantly limited.

Our commercial success will depend on market adoption of a next-generation intranasal naloxone product.
Even if we are able to secure regulatory approval for our lead product candidate, market adoption is not guaranteed. Prescribers, payors, public health agencies, and distributors may be slow to transition from existing naloxone products unless we can clearly demonstrate superior efficacy, safety, cost-effectiveness, or usability. Skepticism about new delivery formats or concerns about pricing may limit uptake. If we fail to gain meaningful traction with key stakeholders, our revenue potential may be materially affected.

Changes in government policy or public health funding could adversely impact our addressable market.
A significant portion of naloxone distribution in the United States is driven by public health programs, government purchasing, and nonprofit organizations. Shifts in federal or state budgets, drug pricing policies, or opioid harm reduction strategies could reduce demand for overdose reversal products or change procurement dynamics. If public funding or policy support for opioid overdose prevention declines, the overall market opportunity for our products may contract.

Public perception and stigma surrounding opioid use may limit access to or utilization of our products.
Despite growing awareness of the opioid crisis, stigma surrounding substance use disorder may deter individuals, caregivers, or institutions from proactively obtaining or carrying naloxone. Additionally, misconceptions about overdose reversal drugs encouraging drug use may lead some communities or policymakers to resist distribution efforts. These social and political dynamics could limit adoption of our products, even if they demonstrate clinical superiority.

Shifts in clinical guidelines or overdose response protocols may affect product demand.
Treatment recommendations for opioid overdose are informed by evolving clinical research, government policy, and public health guidelines. If future protocols favor alternative administration routes, higher-dose formulations, or bundled treatment kits that differ from our offering, demand for our product may decline. Keeping pace with evolving medical standards will be essential to maintain relevance in the market.

Our business is subject to the risks of earthquakes, fire, power outages, floods, and other natural disasters and catastrophic events, and to interruption by man-made problems such as war and terrorism.
A significant natural disaster or other catastrophic event, such as an earthquake, fire, flood, power outage, telecommunications failure, cyberattack, war, terrorist attack, sabotage, other intentional acts of vandalism or misconduct, geopolitical event, pandemic, or other public health crisis, such as the COVID-19 pandemic, or other catastrophic occurrence could adversely affect our business, results of operations, financial condition, and prospects. For example, the COVID-19 pandemic led to certain business disruptions, including travel bans and restrictions, shelter-in-place orders, and the postponement or cancellation of major events, which affected the economy as a whole, and, although we saw increased growth in our user base during the COVID-19 pandemic, a future pandemic or similar health event could adversely affect our business, results of operations, financial condition, and prospects. Furthermore, escalation of geopolitical tensions,

including as a result of escalations in the ongoing conflict between Russia and Ukraine, or the recent escalation of conflict between Israel and the Palestinians, could have a broader impact that expands into other markets where we do business, which could adversely affect our business, vendors, partners, or the economy as a whole. Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems could result in lengthy interruptions in our services or disruptions in our activities or the activities of our vendors, partners, or the economy as a whole. All of the aforementioned risks may be further increased if our disaster recovery plans prove to be inadequate. We do not carry business interruption insurance sufficient to compensate us for the potentially significant losses, including the potential harm to our business that may result from interruptions in our ability to provide our products and services. Any such natural disaster or man-made problem could adversely impact our business, results of operations, financial condition, and prospects.

Our business could be negatively impacted by cyber security threats, attacks, and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration, or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber-attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

We rely on various intellectual property rights, including patents and trademarks, in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented, or designed around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property, or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants, and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Intellectual property litigation could be initiated against the Company.
There is always a risk that another party will initiate a lawsuit or other action against the Company for violating that party's intellectual property rights, which may result in unforeseen expenses, potentially resulting in an entire loss of your investment.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

The Company intends to use the proceeds from the Offering for unspecified working capital.
This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with, and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause an Investor to lose all or a portion of his or her investment.

Risks Related to Investment in our Securities

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX, AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company, or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his, her or their attorney.
You should be aware of the long-term nature of this investment. There is not currently and likely will not in the future be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Transfer of the Crowd Notes is also subject to the prior written approval of the Company, which may be given or withheld in the Company's sole discretion. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

There is no present market for the Securities, and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers, or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the Intermediary or its affiliate, and thus, will not have the right to vote on any matters coming before the members of the Company for a vote. By granting this proxy, you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company, and the election of our directors.
Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the Intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the members for a vote. The intermediary does not have any fiduciary duty to you to vote membership units in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

The provisions of the Securities relating to a liquidation event or change of control transactions will not necessarily protect you.
The provisions in the Securities will not necessarily afford you protection in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger, or other similar transaction involving us. These transactions may not involve a "liquidation event" or "change of control" which would trigger these protective provisions. Except in certain circumstances, the Securities will not permit the holders of the Securities to require us to repurchase the Securities in the event of a takeover, recapitalization, or similar transaction.

We may not be able to repurchase all of the Securities upon a liquidation event or change of control repurchase event.
Upon the occurrence of events constituting a liquidation event or change of control, we may not have sufficient funds to repurchase the Securities in cash at such time or have the ability to arrange necessary financing on acceptable terms. In addition, our ability to repurchase the Securities for cash may be limited by law or the terms of other agreements relating to our indebtedness outstanding at the time.

Affiliates of the Company, including officers, directors, and existing members of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.
There is no restriction on affiliates of the Company, including its officers, directors and existing members, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting

affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on a portion of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 30-calendar days but before the deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form C/A contains forward-looking statements within the meaning of the federal securities laws, which are statements that involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "shall," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Forward-looking statements contained in this Form C/A include, but are not limited to, statements about:

- our future financial performance, including our revenue, cost of revenue, and operating expenses;
- our ability to maintain the quality and availability of our product(s);
- our ability to increase the number of paid customers;
- our ability to achieve widespread adoption;
- our ability to effectively manage our growth and future expenses;
- our ability to maintain our network of partners;
- our ability to enhance or improve our product(s) to respond to new technologies and requirements;
- our estimated market opportunity;
- the future benefits to be derived from potential third-party partnerships or integrations;
- our ability to maintain, protect, and enhance our intellectual property;
- our ability to comply with modified or new laws and regulations applying to our business;
- the attraction and retention of qualified employees and key personnel;
- our anticipated investments in sales and marketing and research and development;
- the sufficiency of our cash, cash equivalents, and investments to meet our liquidity needs; and
- our ability to successfully defend litigation brought against us.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this Form C/A.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Form C/A primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in the section entitled "RISK FACTORS" and elsewhere in this Form C/A. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Form C/A. The results, events, and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this Form C/A relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Form C/A to reflect events or circumstances after the date of this Form C/A or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Form C/A, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements.

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MARKET & INDUSTRY DATA

This Form C/A contains statistical data and estimates that are based on independent industry publications or other publicly available information, as well as other information based on our internal sources. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled "RISK FACTORS."

THE COMPANY

Business & Anticipated Business Plan

EmerRx BioPharma, LLC was founded in March 2025 by a team of biotech professionals with deep experience in clinical pharmacology, drug delivery, and translational medicine. The company was established to address the limitations of current intranasal emergency therapeutics, particularly in opioid overdose response, where delayed onset and inconsistent absorption can have life-threatening consequences. This insight led to the pursuit of a proprietary intranasal drug delivery platform designed to achieve intravenous-like pharmacokinetics through a needle-free format. This platform forms the basis of EmerRx's mission: to develop emergency and therapeutic intranasal drugs that deliver faster, more reliable treatment when every second matters.

The company's product, EMRX-101, is a preclinical intranasal naloxone spray in development to reverse opioid overdoses with faster onset and longer duration than existing options. The product is being engineered to combine a proprietary dual-compartment delivery device with an optimized buffering formulation intended to enhance absorption across the nasal mucosa, enabling a rapid and sustained therapeutic effect. EMRX-101 is currently advancing toward proof-of-concept studies with the goal of clinical validation. Based on the performance of this product, EmerRx intends to monetize the program through out-licensing or sale to a strategic pharmaceutical partner.

In addition to EMRX-101, EmerRx has planned a pipeline of intranasal emergency and therapeutic drug candidates based on the same delivery platform. This includes intranasal epinephrine, which the company expects to initiate with pre-formulation and feasibility work in the second half of 2026, and intranasal ketamine, with a proof-of-concept pharmacokinetic study targeted for the first half of 2027. These future programs are intended to expand EmerRx's reach across multiple high-impact emergency care and neuropsychiatric applications, leveraging shared infrastructure and formulation expertise. EmerRx's business model centers on advancing its drug candidates through early-stage clinical development, with the goal of out-licensing or selling its programs to strategic pharmaceutical partners following clinical proof-of-concept. This approach is designed to be capital-efficient, allowing the company to focus on de-risking its programs while leveraging partners for commercialization and scale.

EmerRx plans to initially target the naloxone market, where it believes EMRX-101 has the potential to offer meaningful performance advantages over existing rescue therapies. The company operates in a market served by larger pharmaceutical players such as Emergent BioSolutions, Hikma Pharmaceuticals, Amneal Pharmaceuticals, Padagis, and Harm Reduction Therapeutics, all of whom market existing intranasal naloxone formulations. EmerRx's approach is designed to differentiate through enhanced absorption, faster onset, and a dual-compartment delivery system—features intended to improve reliability in both clinical and community settings. By focusing on performance and usability, EmerRx aims to carve out a position in the opioid reversal market before expanding into adjacent therapeutic categories.

Products & Services

Product / Service	Development Stage	Description	Market
EMRX-101	In development	Next-generation intranasal naloxone for opioid overdose reversal.	Naloxone

Intellectual Property

Application or Registration Information	Title	Description	Application Date	Grant Date	Country
Application No. 63/784,853	Multi-Chamber Intranasal Device for Immediate-Acting Therapeutic Delivery	A multi-compartment intranasal delivery system that stores and mixes therapeutic agents upon administration to enhance bioavailability and support	4/7/25	N/A	U.S.

		rapid onset of action.		
Serial No. 99174025	N/A	Company logo	5/7/25	N/A	U.S.
Serial No. 99176582	N/A	Company logo	5/8/25	N/A	U.S.

Directors & Officers

Name	Board Service	Company Position(s)	Principal Occupation	Business Experience
Mitch Raponi	CEO Director *March 2025 – Present*	Co-Founder and CEO *March 2025 – Present*	EmerRx, Co-Founder and CEO *March 2025 – Present*	EmerRx, Co-Founder and CEO *March 2025 – Present* Oversees general business and operations. Leads fundraising efforts. Supports commercialization of the company's products. --- Alphina Therapeutics, CSO and Chief Translational Officer *May 2021 – December 2024* Directed development of cancer metabolism therapies targeting synthetic lethality. Established and led laboratory and scientific team in New Haven. Oversaw clinical biomarker assay development for NAPRT programs
Ron Najafi	Chairman *March 2025 – Present*	Co-Founder *March 2025 – Present*	Emery Pharma, Founder, Chairman, and CEO *September 2011 – Present*	Co-Founder, EmerRx *March 2025 – Present* Provides strategic oversight and high-level guidance on company direction. --- Emery Pharma, Founder, Chairman, and CEO *September 2011 – Present* Oversees strategic direction, operations, and scientific vision of the company. Leads partnerships, client development, and regulatory compliance initiatives.

				Ensures the company maintains FDA registration, DEA licensing, and cGMP/GLP compliance. Guides service delivery as a Contract Research Organization supporting early-stage biopharma clients globally.
Hamid Mobedi	Secretary *March 2025 – Present*	Co-Founder and CSO *March 2025 – Present*	Co-Founder and CSO *March 2025 – Present*	EmerRx, Co-Founder and CSO *March 2025 – Present* Develops scientific vision and R&D strategy. Identifies and evaluates new technologies and opportunities. Oversees lab operations and scientific quality Sets and tracks scientific milestones and KPIs. Builds and manages the scientific team. --- Emery Pharma, Scientific Researcher *March 2023 – March 2025* Designed and optimized pharmaceutical formulations for improved drug delivery and stability. Conducted analytical and functional testing of polymers for use in drug delivery systems. --- Polynix Company, CTO *February 2021 – March 2023* Oversaw R&D and production of in-situ forming bone graft scaffold. --- Varian Pharmed Company, Founder and CEO *August 2004 – September 2023* Managed formulation development and PK/PD studies in animal and human models. Led the development of 1- and 3-month injectable drug delivery

				systems for sustained therapeutic release. --- Iran Polymer and Petrochemical Institute, Academic Staff and Researcher *February 2001 – September 2023* Conducted research on synthesis, degradation, and characterization of polymers, with a focus on biopolymers and biodegradable materials. Led development, prototyping, and analysis of controlled drug delivery systems, including in-situ forming implants, microspheres, nanospheres, and tissue engineering applications. Held leadership roles as Head of Polymer Incubator, Central Laboratories, Planning and Evaluation, and Novel Drug Delivery Systems Department.

Legal Matters

Covered Persons
Covered Persons are:

- directors, officers, general partners or managing members of the Company;
- beneficial owners of 20 percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
- promoters connected with the issuer in any capacity at the time of the Offering;
- persons that have been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the Offering; and
- general partners, directors, officers, or managing members of any such solicitor.

Governmental/Regulatory Approval and Compliance
The Company is subject to regulation by the U.S. Food and Drug Administration (FDA) and must comply with a range of federal laws and regulations governing the development, testing, and potential commercialization of pharmaceutical products. The company is currently developing, EMRX-101, an intranasal naloxone spray formulation, and anticipates engaging in regulatory activities such as IRB submission, clinical bioavailability studies, and a pre-Investigational New Drug (pre-IND) meeting with the FDA.

While EmerRx does not currently market or sell any products, its operations require adherence to regulatory requirements associated with clinical-stage development. Any failure to comply with applicable FDA standards, including those related to clinical trial design, data integrity, manufacturing practices, or pre-IND communications, could delay or prevent progression toward future milestones. This may in turn impact the company's ability to license or sell its programs. EmerRx's business model is built around advancing drug candidates through early clinical validation with the intent to out-license or sell its programs following successful proof of concept. As such, timely compliance with regulatory processes is critical to achieving those value inflection points.

Litigation
There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company, any predecessor entity of the Company, any entity under common control with the Company, or against any Covered Person of the Company.

<u>Bad Actor Disclosure</u>
"Bad actor" disqualifications include criminal convictions, court injunctions and restraining orders, final orders of state and federal regulators, SEC disciplinary orders, SEC cease-and-desist orders, SEC stop orders, suspension from a self-regulatory organization, and US Postal Service false representation orders.

None of the Company, any predecessor entity of the Company, any entity under common control with the company, or any Covered Person of the Company is subject to any bad actor disqualification under any relevant U.S. securities laws.

<u>Indemnification</u>
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

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DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

Please also see the "ANNUAL REPORT DISCLOSURE INFORMATION" within this Form C/A and the financial statements attached hereto as Exhibit A. The financial statements are an important part of this Form C/A and should be reviewed in their entirety.

Results of Operations

The company was founded in March 2025 and is currently in the pre-revenue stage of its operations. From February through August 2025, the Company reported no revenue and recorded total expenses of approximately $209,900, primarily reflecting its focus on research and development for its lead intranasal naloxone candidate, EMRX-101. Rent for laboratory and office facilities was the largest expense at $72,000, followed by legal fees at approximately $36,700, R&D supplies at $30,600, and consulting services for research at $24,000. Other expenses included accounting, IT, and professional service fees. As of August 31, 2025, the Company had approximately $79,600 cash on hand. EmerRx does not expect to generate revenue or achieve profitability within the next 12 months as it continues advancing product development, regulatory preparation, and early-stage clinical planning for EMRX-101.

Material Changes and Trends

The Company has not observed any material changes or trends in its financial condition or results of operations during the time period subsequent to the period for which financial statements have been provided.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds may have an effect on our liquidity, as we currently have minimal cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures related to property, plant, or equipment. However, it expects to incur approximately $8,600 in near-term research and development expenses related to a planned pharmacokinetic (PK) study for EMRX-101. These funds are anticipated to primarily support clinical materials, testing services, and study administration.

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THE OFFERING

The Company is offering up to 250,000 of Crowd Notes for up to $250,000. The Company is attempting to raise a minimum amount of $25,000 in this Offering (the "**Minimum Amount**"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by February 23, 2026 (the "**Offering Deadline**") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $250,000 (the "**Maximum Amount**"), and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues, or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first, using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions.

In the event that $75,000 in investments is committed and received in escrow and more than thirty (30) days remain before the Offering Deadline, the Company may conduct the first of multiple closings of the Offering (an "**Intermediate Close**"), provided all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

The Company may only conduct another Intermediate Close before the Offering Deadline if: (i) the amount of investment commitments made and received in escrow exceeds $125,000 since the time of the last Intermediate Close; and (ii) more than thirty (30) days remain before the Offering Deadline.

If a Purchaser does not cancel an investment commitment before an Intermediate Close or before the Offering Deadline, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing, and the Purchaser will receive Securities in exchange for his or her investment as soon as practicable thereafter.

The Company agrees to return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $500.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields set forth the compensation being paid in connection with the Offering.

Commission/Fees

At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing. The Issuer shall also pay an escrow fee equal to the greater of $1,000 or 35 basis points of the total amount raised, whichever is greater, upon distribution of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation

The Intermediary will be entitled to receive a number of Crowd Notes of the Issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the Issuer in the Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

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THE SECURITIES

We request that you please review the Subscription Agreement and Crowd Note(s), respectively attached hereto as Exhibit C and Exhibit D, in conjunction with the following summary information.

Authorized Capitalization

See the "Company Securities Issued & Outstanding" section for details concerning our authorized capitalization.

Definitions

Crowd Note. A Crowd Note is similar to a SAFE (Simple Agreement for Future Equity) security where an investor makes a cash investment in our company but gets company stock at a later date in connection with a specific event. Although the security is called a Crowd Note, the Crowd Note is not a debt instrument.

Discount: n/a

Interest Rate: n/a

Pre-Money Valuation Cap: $5 million

Major Investor. An investor who invests at least $25,000 in this Offering

Qualified Equity Financing. The first sale (or series of related sales) by us of our preferred membership units following the closing of this Offering from which we receive gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of securities converted into preferred membership units in connection with such sale (or series of related sales).

Conversion Price. The lower of:

(i)   the product of (a) one minus any applicable Discount, and (b) the price paid per unit for preferred membership units by the investors in the Qualified Equity Financing, or

(ii)   the quotient resulting from dividing (a) the Valuation Cap by (b) the total number of membership units that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange, or conversion of all securities exercisable or exchangeable for, or convertible into, our membership units), immediately prior to the closing of the Qualified Equity Financing.

Conversion Units. Units of our preferred membership units that are issued in connection with the Qualified Equity Financing.

Shadow Series. A series of our preferred membership units that is identical in all respects to the units of preferred membership units issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Membership Units in the Qualified Equity Financing, the shadow series would be Series A-1 Preferred Membership Units), except that the liquidation preference per unit of the shadow series shall equal the Conversion Price and the following additional differences will apply:

(i)   shadow series members will grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of our company (except for on matters required by law) by irrevocable proxy; and

(ii) shadow series members will receive quarterly business updates from the company through the Intermediary's platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

Corporate Transaction. The:

(i) closing of the sale, transfer, or other disposition of all or substantially all of our assets,

(ii) consummation of the merger or consolidation of our company with or into another entity (except a merger or consolidation in which the holders of capital stock of our company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of our company or the surviving or acquiring entity),

(iii) closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of our securities), of securities of our company if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of our company (or the surviving or acquiring entity), or

(iv) initial public offering, liquidation, dissolution or winding up of our company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of our incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held our securities immediately prior to such transaction.

Outstanding Principal. The price paid for the Crowd Note plus any unpaid accrued interest.

Events Triggering Conversion of Crowd Notes

If you are a Major Investor, then the specified event upon which the Crowd Note would convert into capital stock of our company is a Qualified Equity Financing.

If you are not a Major Investor, then the Crowd Note will only convert into capital stock of our company upon the earlier of

(i) our company's election to convert your Crowd Note, or

(ii) a Corporate Transaction that occurs after a Qualified Equity Financing.

If the Crowd Note converts into equity in connection with a Qualified Equity Financing, then we will convert the Crowd Note into a number of Conversion Units equal to the quotient obtained by dividing the outstanding principal amount of the Crowd Note by the Conversion Price.

The issuance of Conversion Units will be on the same terms and conditions applicable to the stock sold in the Qualified Equity Financing. However, any investor who is not a Major Investor will receive a Shadow Series of preferred membership units upon conversion of such investor's Crowd Note.

Corporate Transaction and Corporate Transaction Payment

In the event of a Corporate Transaction, you will receive an amount equal to two times (2x) your Outstanding Principal. If there are not enough funds to pay you and other Crowd Note investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among the Crowd Note investors in proportion to their Outstanding Principal.

Termination of Crowd Note

The Crowd Notes will terminate upon the earlier of:

(i) a conversion of the entire Outstanding Principal under the Crowd Notes into Conversion Units, or

(ii) the payment of amounts due to the investor pursuant to a Corporate Transaction.

Transfer Restrictions

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred:

(i)   to the Company,

(ii)   to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act,

(iii)   as part of an IPO, or

(iv)   to a member of the family of the Investor or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, daughter-in-law, son-in-law, sister-in-law, brother-in-law, and includes adoptive relationships.

Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

IPO Lock Up

Furthermore, upon the event of an initial public offering, the equity interest into which the Crowd Notes are converted will be subject to a lock-up period and may not be sold for up to 180 days following such initial public offering.

No Voting Rights, No Membership Agreement, No Anti-Dilution Rights

The Crowd Notes do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Units, shadow series members shall grant their vote on any matter that is submitted to a vote for the consent of the members of the Company (except for on matters required by law) by irrevocable proxy.

The Company does not have any membership/equity holder agreements in place.

The Securities do not have anti-dilution rights.

Other Material Terms

The Company does not have the right or the obligation to repurchase the Securities.

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USE OF PROCEEDS

EmerRx BioPharma, LLC plans to use proceeds from the Offering for advancing its intranasal drug development programs and preparing for regulatory engagement. A significant portion of the funds will be directed toward conducting a pharmacokinetic (PK) study, including costs for clinical materials and volunteer participation. Additional proceeds will support operational infrastructure, regulatory preparation activities such as Institutional Review Board (IRB) submissions and FDA interactions, and the development of a dual-chamber intranasal device. Remaining funds will be used to compensate personnel and consultants involved in R&D and regulatory strategy.

The percentage allocated to each Company objective may vary depending on proceeds raised, and the information presented is not inclusive of payments to financial and legal service providers incurred in connection with the Offering and due in advance of the Offering's close. The Company has the discretion to alter how proceeds are used based on general economic conditions or a change in business needs.

	Aggregate Minimum Offering Amount	Aggregate Maximum Offering Amount
Total Proceeds	$ 25,000	$ 250,000
(Intermediary Fees)	$ (1,250)	$ (12,500)
(Escrow Fees)	$ (1,000)	$ (1,000)
Net Proceeds	$ 22,750	$ 236,500

The information presented below is net of intermediary fees and escrow-related fees incurred in connection with the Offering and due in advance of the Offering's close.

Target Offering Amount Chart	**Maximum Offering Amount Chart**
	

Personnel & Consultants
Provide compensation for personnel and consultants supporting research, regulatory, and operational efforts

Indirect Costs
Cover operational infrastructure expenses including facilities, administrative support, and other shared organizational resources

Pharmacokinetic Study
Fund materials, supplies, and clinical costs associated with conducting a pharmacokinetic study in volunteer participants

Device Design
Support the development of a dual-chamber intranasal prototype for the company's lead drug delivery platform

Regulatory Activities
Prepare for regulatory milestones including IRB submission, pre-IND activities, and meetings with the FDA

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OWNERSHIP & CAPITAL STRUCTURE

Company Securities Issued & Outstanding

Security	Amount Authorized	Amount Issued & Outstanding	Voting Rights	Other Rights or Terms	How this security may limit, dilute, or qualify securities issued in the Offering	Ownership Percentage (if converted prior to Offering)
Common Units	8,486	8,486	1 vote per unit	None	Securities into which the offered crowd notes may convert will be diluted if/when the Company issues additional common or preferred units.	77.95%
Incentive Units	2,000	1,372	None	Vesting terms subject to individual holder	Securities into which the offered crowd notes may convert will be diluted if/when the Company issues additional common or preferred units.	18.37%
Warrants	Right to purchase 500 Common Units at $500 per unit	Right to purchase 400 Common Units at $500 per unit	None	The warrants can be exercised at any time after June 2025 until the earlier of (i) one year from the Warrant Issue Date or (ii) seven business days after the company provides written notice that the first benchmark for its first product has been achieved.	Securities into which the offered crowd notes may convert will be diluted if/when the warrants are exercised.	3.67%

Securities Reserved for Issuance upon Exercise or Conversion

There are currently no additional securities currently reserved for issuance upon exercise or conversion.

Principal Security Holders

As of the date hereof, a majority of the Company is owned by Ron Najafi and Hamid Mobedi.

The beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed below.

Name	Security	Number Held[1]	Voting Power Prior to Offering
Ron Najafi	Common Units	4,140	46.59%
Hamid Mobedi	Common Units	4,100	46.14%

Exempt Offerings Conducted Within the Past Three Years

Date of Offering	Exemption	Securities Offered	Amount Sold	Use of Proceeds
March 2025 – June 2025	4(a)(2)	Common Units	$190,000	Support initial operations and research and development efforts

Material Terms of Any Debt

Creditor	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Professional, research, and operational service providers	$37,262 as of August 31, 2025	n/a	n/a	Payables related to services including accounting, IRB review, rent, consulting, media production, and trademark registration.

Related Party Transactions

From time to time the Company may engage in transactions with related parties. Related parties are defined as any director or officer of the Company; any person who is the beneficial owner of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such immediate family member.

To the best of our knowledge the Company has engaged in the following transactions or relationships which may give rise to a conflict of interest with the Company, its operations, or its security holders.

Related Party	Relationship to Company	Dollar Amount	Nature of Transaction
Mitch Raponi	Co-Founder, CEO, and CEO Director	$75,000	Equity investment in the Company through the purchase of Common Units ($25,000 of which included warrants that were exercised for Common Units)
Ron Najafi	Co-Founder and Chairman	$45,000	Equity investment in the Company through the purchase of Common Units ($25,000 of which included warrants that were exercised for Common Units)

---

[1] Includes warrants to purchase up to 50 additional Common Units per individual. The warrants can be exercised at any time after June 2025 until the earlier of (i) one year from the Warrant Issue Date or (ii) seven business days after the company.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I, Mitch Raponi, certify that:

> The accompanying unaudited financial statements of EmerRx BioPharma, LLC, comprised of the balance sheet and the related statements of income (deficit), members' equity, and cash flows for the fiscal period ending August 31, 2025, and the related notes to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects.

/s/ Mitch Raponi

(Signature)

Mitch Raponi

(Name)

Co-Founder and Chief Executive Officer

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following person(s) in the capacities and on the dates indicated.

/s/ Mitch Raponi	/s/ Ron Najafi
(Signature)	(Signature)
Mitch Raponi	Ron Najafi
(Name)	(Name)
Co-Founder and Chief Executive Officer	Co-Founder and Chairman
(Title)	(Title)
October 8, 2025	October 8, 2025
(Date)	(Date)

/s/ Hamid Mobedi

(Signature)

Hamid Mobedi

(Name)

Co-Founder and Chief Scienfitic Officer

(Title)

October 8, 2025

(Date)

_____

EXHIBITS

Exhibit A	Financial Statements
Exhibit B	Company Summary
Exhibit C	Subscription Agreement
Exhibit D	Crowd Notes
Exhibit E	Pitch Deck

EXHIBIT A

Financial Statements

Management Report

EmerRx BioPharma Inc.
For the period ended August 31, 2025

Prepared by
Centaur Financial Services

Prepared on
September 4, 2025

Unaudited. The accompanying notes are an integral part of these financial statements.

Profit and Loss

January - August, 2025

	Total
INCOME	
Uncategorized Income	500.00
Total Income	**500.00**
EXPENSES	
Advertising	625.00
Bank Service Charge	5.00
Dues & Membership	1,435.00
Fundraising	2,547.00
Insurance	5,870.13
Meals & Entertainment	148.28
Office Expenses	541.83
Patent & Trade mark Fees	1,078.00
Printing & Reproduction	124.98
professional Fees	0.00
Accounting Fees	5,000.00
Clinical Trial Expenses	19,750.73
Consultant	24,000.00
IRB Services	3,960.00
IT Services	480.49
Legal Fees	36,724.00
Professional Services	2,000.00
Total professional Fees	**91,915.22**
R&D-Supplies & Material	30,644.07
Rent	72,000.00
Software subscription	1,655.07
Web Expenses	1,350.00
Total Expenses	**209,939.58**
NET OPERATING INCOME	**-209,439.58**
OTHER INCOME	
Interest Income	0.08
Total Other Income	**0.08**
NET OTHER INCOME	**0.08**
NET INCOME	**$ -209,439.50**

STRIBUTION ACCOUNT	JANUARY 2025	FEBRUARY 2025	MARCH 2025	APRIL 2025	MAY 2025	JUNE 2025	JULY 2025	AUGUST 2025	TOTAL
come									
Uncategorized Income						500.00			500.00
otal for Income	0	0	0	0	0	500.00	0	0	$500.00
ost of Goods Sold									
ross Profit	0	0	0	0	0	500.00	0	0	$500.00
xpenses									
Advertising								625.00	625.00
Bank Service Charge						2.50	2.50		5.00
Dues & Membership				390.00		245.00	800.00		1,435.00
Fundraising							2,547.00		2,547.00
Insurance								5,870.13	5,870.13
Meals & Entertainment								148.28	148.28
Office Expenses				230.49				311.34	541.83
Patent & Trade mark Fees				3,426.00			-2,348.00		1,078.00
Printing & Reproduction				48.47	37.69	38.82			124.98
professional Fees								0	0
Accounting Fees				1,000.00	1,000.00	1,000.00	1,000.00	1,000.00	5,000.00
Clinical Trial Expenses							19,200.00	550.73	19,750.73
Consultant			4,000.00	4,000.00	4,000.00	4,000.00	4,000.00	4,000.00	24,000.00
IRB Services								3,960.00	3,960.00
IT Services					480.49				480.49
Legal Fees		10,320.00	6,064.00		13,980.00	6,360.00			36,724.00
Professional Services							2,000.00		2,000.00
Total for professional Fees	0	10,320.00	10,064.00	5,000.00	19,460.49	11,360.00	26,200.00	9,510.73	$91,915.22
R&D-Supplies & Material			9,316.25	6,484.81	13,160.91	1,115.41		566.69	30,644.07
Rent				12,000.00	15,000.00	15,000.00	15,000.00	15,000.00	72,000.00
Software subscription				57.48	1,257.48	226.63	74.98	38.50	1,655.07
Web Expenses						1,300.00	50.00		1,350.00
otal for Expenses	0	10,320.00	19,380.25	27,637.25	48,916.57	29,288.36	42,326.48	32,070.67	$209,939.58
et Operating Income	0	-10,320.00	-19,380.25	-27,637.25	-48,916.57	-28,788.36	-42,326.48	-32,070.67	-$209,439.58
ther Income									
nterest Income					0.02	0.02	0.02	0.02	0.08
otal for Other Income	0	0	0	0	0.02	0.02	0.02	0.02	$0.08
ther Expenses									
et Other Income	0	0	0	0	0.02	0.02	0.02	0.02	$0.08
et Income	0	-10,320.00	-19,380.25	-27,637.25	-48,916.55	-28,788.34	-42,326.46	-32,070.65	-$209,439.50

Balance Sheet

As of August 31, 2025

	Total
ASSETS	
Current Assets	
Bank Accounts	
CHASE BUS PREM SAV (3230) - 1	1,000.08
PLAT BUS CHECKING (7163) - 1	78,620.46
Total Bank Accounts	**79,620.54**
Other Current Assets	
Other Receivables	700.00
Total Other Current Assets	**700.00**
Total Current Assets	**80,320.54**
TOTAL ASSETS	**$80,320.54**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	37,261.76
Total Accounts Payable	**37,261.76**
Credit Cards	
Chase CC-0867-Hamid	0.00
Chase CC-3368 Mitch	148.28
Chase CC-4425-Ron	0.00
Total Credit Cards	**148.28**
Other Current Liabilities	
Accrued Expenses	8,600.00
Total Other Current Liabilities	**8,600.00**
Total Current Liabilities	**46,010.04**
Total Liabilities	**46,010.04**
Equity	
Member Contributions	
Member Contribution-ACC	60,000.00
Member Contribution-HD	60,000.00
Member Contribution-MBM	3,750.00
Member Contribution-MR	75,000.00
Member Contribution-RN	45,000.00
Total Member Contributions	**243,750.00**
Retained Earnings	
Net Income	-209,439.50
Total Equity	**34,310.50**
	Total
TOTAL LIABILITIES AND EQUITY	**$80,320.54**

Statement of Cash Flows

January - August, 2025

	Total
OPERATING ACTIVITIES	
Net Income	-209,439.50
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Other Receivables	-700.00
Accounts Payable (A/P)	37,261.76
Chase CC-0867-Hamid	0.00
Chase CC-3368 Mitch	148.28
Chase CC-4425-Ron	0.00
Accrued Expenses	8,600.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**45,310.04**
Net cash provided by operating activities	**-164,129.46**
FINANCING ACTIVITIES	
Member Contributions:Member Contribution-ACC	60,000.00
Member Contributions:Member Contribution-HD	60,000.00
Member Contributions:Member Contribution-MBM	3,750.00
Member Contributions:Member Contribution-MR	75,000.00
Member Contributions:Member Contribution-RN	45,000.00
Net cash provided by financing activities	**243,750.00**
NET CASH INCREASE FOR PERIOD	**79,620.54**
CASH AT END OF PERIOD	**$79,620.54**

EmerRx BioPharma, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Period Ended August 31, 2025
(Unaudited)

	Members' Equity	Retained Earnings (Accumulated Deficit)	Total Members' Equity
Balance as of inception of operations	$ 0.00	$ 0.00	$ 0.00
Issuance of members' equity	$ 243,750.00	-	$ 243,750.00
Net loss	-	$ (209,439.50)	$ (209,439.50)
Balance as of August 31, 2025	$ 243,750.00	$ (209,439.50)	$ 34,310.50

The accompanying notes are an integral part of these financial statements.

EmerRx BioPharma, LLC
NOTES TO FINANCIAL STATEMENTS
For fiscal period February 2025 to August 2025 (UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

EmerRx BioPharma, LLC (which may be referred to as the "Company", as well as references to "EmerRx Biopharma," "we," "us," or "our") was formed on March 12, 2025, as a Delaware entity. The Company is developing intranasal emergency and therapeutic drugs designed to deliver the speed and efficacy of intravenous treatments without the need for a needle.

As of August 31, 2025, the Company produced a net loss and may incur additional losses prior to generating positive net income (see Note 3). The Company intends to fund its operations with the receipt of funds from a crowdfunding campaign conducted in 2025 under Regulation CF, revenue producing activities, as well as working capital contributions from its founders. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

The Company uses December 31 as its fiscal year end.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provisions for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company opts to operate in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
Cash consists of funds held in the Company's checking and savings account. As of August 31, 2025, the Company had $79,600 of cash on hand.

Revenue Recognition
The Company has not recognized any revenue to date. EmerRx BioPharma, LLC is a clinical-stage biopharmaceutical company and does not currently market or sell any products. Its business model is focused on advancing drug candidates through early-stage clinical development, with the intent to out-license or sell programs to strategic pharmaceutical partners following clinical proof-of-concept.

Cost of Goods Sold
The Company did not record any cost of goods sold during the reporting period, as it does not currently manufacture or sell commercial products. Should the Company enter into a license or asset sale agreement in the future, associated costs directly attributable to such transactions will be recorded as incurred and reflected in cost of revenue or related categories, in accordance with generally accepted accounting principles.

NOTE 3 – GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company commenced operations in 2025 and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

NOTE 4 – DEBT

As of August 31, 2025, the Company did not have any long-term debt.

NOTE 5 – INCOME TAX PROVISION

The Company has not filed a corporate income tax return as it was formed on March 12, 2025. The income tax returns, once filed, will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date of filing. The Company incurred a loss during the period from inception through August 31, 2025, and any deferred tax asset from such losses has been fully valued based on the uncertainty of its utilization and will continue to be until there is persuasive evidence that those deferred assets can be realized.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation.

NOTE 7 – EQUITY

The Company's ownership is divided into two classes of units: Common Units and Incentive Units. As of the date hereof, there are 8,486 Common Units authorized and issued and outstanding, each carrying one vote per unit and no additional rights or preferences. In addition, the Company has authorized 2,000 Incentive Units, of which 1,372 have been issued and are outstanding; these Incentive Units do not carry voting rights and are subject to individual vesting terms as determined for each holder.

The Company has also authorized warrants to purchase up to 500 Common Units at an exercise price of $500 per unit. Of these, 100 warrants were exercised in August 2025, and 400 warrants remain issued and outstanding. The warrants are exercisable at any time after June 2025 until the earlier of (i) one year from the Warrant Issue Date or (ii) seven business days following written notice from the Company that the first benchmark for its initial product has been achieved.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company engaged in the following related party transactions. From March to June 2025, the Company raised $190,000 through the sale of common units at a $5 million pre-money valuation. Of this total, $70,000 was invested by related parties, including Mitch Raponi and Ron Najafi. Additionally, in August 2025, Mitch Raponi and Ron Najafi each exercised $25,000 of their warrants.

NOTE 9 – SUBSEQUENT EVENTS

Management's Evaluation
Management has evaluated subsequent events and determined that no additional material events have been identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Company Summary





Company: EmerRx Biopharma

Market: Naloxone

Product: Next-generation intranasal naloxone

Company Highlights

- **Positive Initial Testing:** Early tests of EMRX-101 demonstrated IV-like absorption in minutes and up to 50x greater nasal tissue transport, highlighting the potential of its dual-chamber platform
- **Strategic Lab Collaboration:** EmerRx works with FDA-registered Emery Pharma, securing analytical and validation capabilities to accelerate drug development and regulatory progress
- **Strengthened IP Position:** Filed a provisional patent application in Q2 2025 covering its intranasal dual-chamber device, aiming to reinforce IP protection and support future drug delivery applications
- **Founder-Led Funding:** Founding team and an angel investor have invested $240,000 in 2025 to advance early-stage development, generate supporting clinical data, and establish a pathway toward IND approval

WHY IT'S INTERESTING

Opioid overdoses remain a major public health crisis in the U.S., with an average of about 100,000 deaths per year reported in 2023 to 2024.[i] While IV naloxone is the fastest and most effective response, it requires medical staff and equipment that aren't always available. Nasal sprays are easier to use but can be slow or inconsistent, leaving a gap between accessibility and effectiveness.[ii][iii] EmerRx is developing EMRX-101, an intranasal naloxone designed to deliver IV-like absorption within minutes, aiming to bridge that gap with a solution that's fast, reliable, and usable by anyone.

Founded in 2025 by biotech veterans, EmerRx has moved quickly to validate its approach. Early studies show EMRX-101 is able to achieve rapid blood levels and stronger tissue penetration compared to existing sprays. The company has filed a provisional patent on its dual-chamber delivery platform, formed a collaboration with Emery Pharma for analytical support, and is positioning the technology to expand into other emergency medicines such as intranasal epinephrine and ketamine.

Pitch Deck

EXECUTIVE SNAPSHOT

EmerRx is developing intranasal emergency and therapeutic drugs designed to match the speed and effectiveness of IV delivery without the need for needles, powered by its proprietary dual-chamber platform. Its lead candidate, EMRX-101, is a naloxone nasal spray designed to reverse opioid overdose with faster onset and longer duration than other current nasal treatments. Key highlights from the company include:



- **Early Testing and Validation:** In vivo and in vitro studies showed IV-like absorption within minutes and up to 50x higher nasal tissue permeation than Narcan, underscoring the platform's potential for rapid, reliable delivery of emergency medicines
- **Strategic Collaboration and IP:** EmerRx works with Emery Pharma for analytical support and filed a provisional patent in Q2 2025 covering its proprietary dual-chamber delivery system
- **Pipeline Expansion:** Beyond naloxone, the company plans to advance intranasal epinephrine and ketamine programs, with feasibility and proof-of-concept studies targeted for 2026–2027

COMPANY SUMMARY

Opportunity

Drug overdose remains one of the most urgent U.S. public health challenges, with 82,138 deaths reported in the 12 months ending January 2025. [iv] While intranasal naloxone is the most widely used community intervention, current products can fall short, bioavailability averages only 46–50% compared to IV delivery,[v] and studies show 78% of overdose reversals require two or more sprays.[vi] With fentanyl and other synthetic opioids driving overdose rates higher, faster and more reliable solutions are urgently needed. [vii]

EmerRx is developing EMRX-101, a next-generation intranasal naloxone spray designed to deliver IV-like speed and effectiveness without the need for needles. Its dual-compartment device and optimized buffering formulation is designed to enhance absorption across nasal tissue, aiming to reduce dosing requirements and improve reliability in overdose situations. By closing the gap between convenience and effectiveness, EmerRx aims to set a new standard in opioid overdose reversal and expand access to life-saving treatment across both professional and community settings.

Product

The company's lead program, EMRX-101, is a next-generation intranasal naloxone designed to reverse opioid overdoses more effectively by providing a faster onset of action and longer duration than current treatments.

[Continued on next page]



Naloxone Overview

Naloxone is a medication that quickly reverses the effects of an opioid overdose. As an opioid antagonist, it binds to opioid receptors and blocks or reverses the impact of other opioids. When someone's breathing has slowed or stopped due to an overdose, naloxone can restore normal respiration. Naloxone comes in two FDA-approved forms: as a nasal spray or an injectable, administered into the muscle, under the skin, or into the veins.[viii]



EMRX-101



EMRX-101 is a next-generation intranasal naloxone designed to reverse opioid overdoses more effectively by providing faster onset and longer duration than current treatments. Naloxone works by binding to opioid receptors, restoring normal breathing in overdose situations. EMRX-101 is a proprietary, preclinical formulation still in development that combines novel excipients and optimized pH to improve mucosal uptake, engineered for more rapid and efficient drug delivery compared to existing intranasal options.

Expected key features of EMRX-101 include:

- **Optimized Formulation:** Proprietary excipients and pH adjustments are being developed to enhance mucosal absorption for faster and more efficient delivery.
- **Enhanced Pharmacokinetics:** Early studies show rapid onset approaching IV naloxone and increased bioavailability compared to current intranasal options.
- **Advanced Delivery System:** Dual-compartment, user-friendly nasal device designed for ease of use in high-stress situations.



- **Platform Potential:** Technology may be applied to additional intranasal therapeutics, supporting future drug development opportunities.

Additional preclinical studies are ongoing to evaluate safety, absorption, and pharmacokinetic performance, aiming to validate EMRX-101 as a next-generation solution for opioid overdose reversal.

Device Design

EmerRx is developing a dual-compartment intranasal delivery system, with one glass vial containing naloxone hydrochloride solution and another vial holding a buffered solution with optimized pH and excipients to enable quicker and more effective absorption.



Features are expected to include:

- A **single, large thumb actuator** to ensure consistent dosing and provide enough leverage for effective mixing and spraying.
- **Intuitive design**, as operators may be under extreme stress and may have little or no experience with nasal dosing or first aid.
- **Linear textures** on the bottom of the spray device designed for tactile feedback when using gloves.
- The **textured top pads** end abruptly to signal that fingers should remain in place during dispensing.
- **A simple window** shows whether the device is full or spent, using the color of the piston itself to provide the signal without added complexity.

Intellectual Property

In Q2 2025, the company filed a provisional patent for its intranasal dual-chamber delivery platform, designed to deliver IV-like pharmacokinetics. A provisional patent is a temporary application that secures an early filing date and gives the company 12 months to further refine the invention before submitting a full patent.

[Continued on next page]



Use of Proceeds

If EmerRx raises the minimum ($22,750) or the maximum ($236,500) offering amount net of fees, it intends to use the proceeds as follows:*



*Percentages are rounded to the nearest whole number

- **Personnel & Consultants:** Provide compensation for personnel and consultants supporting research, regulatory, and operational efforts
- **Indirect Costs:** Cover operational infrastructure expenses including facilities, administrative support, and other shared organizational resources
- **Pharmacokinetic Study:** Fund materials, supplies, and clinical costs associated with conducting a pharmacokinetic study in volunteer participants
- **Device Design:** Support the development of a dual-chamber intranasal prototype for the company's lead drug delivery platform
- **Regulatory Activities:** Prepare for regulatory milestones including IRB submission, pre-IND activities, and meetings with the FDA

Product Roadmap

EmerRx has outlined the following product roadmap for EMRX-101:

[Continued on next page]





Value inflection points*
Workstream
Q1-2 '25
Q3-4 '25
Q1-2 '26
Q3-4 '26
Q1-2 '27
Provisional Patent Applications
Formulation and in vitro evaluation
Initial Bioavailability study (n=10)
Stability Testing
IRB submission
Compound manufacturing
Clinical Bioavailability Study (n=20)
Pre-IND meeting
Prototype design, manufacturing, evaluation
Final device manufacturing, evaluation
Analytical testing in final device
IND Approval
Bioavailability Study with device (n=200)
Stability test in final device
Est. Cost ($) – includes 25% G&A overhead
$500k
$600k
$700k

*Reflects milestones in which the company believes it could potentially sell/license EMRX-101

In addition to EMRX-101, the company plans to develop other intranasal emergency and therapeutic drugs, including:

- Intranasal Epinephrine – Designed for anaphylaxis emergencies, this product would provide a rapid, needle-free alternative to EpiPens, and increased absorbance compared to emerging intranasal products
    - Next milestone: Pre-formulation + feasibility data – 2026 H2
- Intranasal Ketamine – Developed for acute pain and possibly emergency psychiatric or battlefield indications, this product would allow rapid onset of analgesia or dissociation without IV access
    - Next milestone: Proof-of-concept (PK study) – 2027 H1

Business Model

EmerRx operates as a clinical-stage biopharmaceutical company focused on developing intranasal emergency and therapeutic drugs that achieve intravenous-like pharmacokinetics through proprietary delivery technology. EmerRx's business model centers on advancing its drug candidates through early-stage clinical development, with the goal of out-licensing or selling its programs to strategic pharmaceutical partners following clinical proof-of-concept. This approach is designed to be capital-efficient, allowing the company to focus on de-risking its programs while leveraging partners for commercialization and scale.

[Continued on next page]


Initial Testing

In May 2025, EmerRx conducted an in-vitro study using the EpiAirway human nasal tissue model to test several formulations of EMRX-101 against standard Narcan. The goal was to see how quickly and effectively the drug could pass through airway tissue. Across 45 variations with different ingredients and pH adjustments, EmerRx's optimized EMRX-101 formulations showed up to 50 times higher tissue permeation than Narcan within the first hour, with the biggest gains in the first 10 minutes. This suggests EMRX-101 can move through nasal tissue much faster, helping the drug reach the bloodstream quickly in an overdose situation and supporting the company's dual-chamber platform for other emergency medicines.



In November 2024, Hamid Mobedi (now EmerRx's Chief Scientific Officer) conducted an in vivo pilot study on himself comparing standard Narcan (nasal spray), an adjusted pH version of Narcan (EMRX-101), and IV naloxone. The results showed that EMRX-101 reached higher levels in the blood within the first few minutes after dosing compared to standard Narcan, with about double the drug exposure in the first six minutes, demonstrating a much faster rate of absorption. While IV still works fastest overall, EMRX-101 narrowed the gap by achieving rapid and consistent concentrations more in line with IV, which can be critical in emergencies where every second matters.

[Continued on next page]





Collaborations



In April 2025, EmerRx entered into a six-month sublease agreement with Emery Pharma, a contract research organization specializing in microbiology, cell biology, and analytical chemistry. Emery Pharma's CEO, Ron Najafi, is also the Co-Founder and Chairman of EmerRx. The agreement provides EmerRx with laboratory and office space at Emery's Alameda, California facility, including dedicated bench and desk areas, access to shared laboratory equipment and common spaces, and up to 0.8 full-time equivalent support from Emery personnel. The arrangement allows EmerRx to operate within an established, fully compliant laboratory environment while leveraging Emery's infrastructure and scientific expertise to advance its EMRX-101 program and other research initiatives.



In June 2025, EmerRx entered into a six-week agreement with biotech documentation company Cytodyme to support research and development activities for its EMRX-101 program. The arrangement gave EmerRx early access to Cytodyme's documentation automation platform, with Cytodyme using EmerRx's feedback to refine its product. In parallel, CEO Mitch Raponi will serve on Cytodyme's Product Advisory Council, providing guidance on regulatory documentation needs and product development priorities.

HISTORICAL FINANCIALS

Founded in March 2025, EmerRx is in the pre-revenue stage of its operations. Since inception, the company has primarily focused on research and development activities for its EMRX-101 intranasal naloxone candidate. From February through August 2025, EmerRx recorded total expenses of approximately $209,900. Rent for laboratory and office facilities was the largest expense at $72,000, followed by legal fees at roughly $36,700, R&D supplies at approximately $30,600, and consulting services for research at $24,000. Other notable costs included accounting, IT, and professional service fees. As of August 31, 2025, the company had approximately $79,600 cash on hand.

[Continued on next page]





Financial metrics for 2025 are company-provided and, while deemed reliable, have not been independently verified.

<hr>

INDUSTRY AND MARKET ANALYSIS

Pharmaceutical Drug Delivery

Drug delivery refers to the method or process of administering pharmaceutical compounds to produce a therapeutic effect in humans or animals. Drug delivery technologies are typically protected by patents and are designed to modify how a drug is released, absorbed, distributed, and eliminated in the body. These innovations aim to improve the drug's effectiveness and safety while enhancing patient convenience and adherence to treatment.[ix]

The global pharmaceutical drug delivery market was valued at $1.95 billion in 2024 and is projected to reach $2.55 billion by 2029, growing at a compound annual growth rate (CAGR) of 5.5%. This growth is expected to be driven by several factors, including the rising incidence of chronic diseases, increased pharmaceutical R&D investment, new product launches, and a focus on patient comfort and treatment adherence. Government efforts to make drug delivery more affordable, along with a growing elderly population and the increasing prevalence of conditions like diabetes, cancer, hypertension, and infectious diseases, are also expected to contribute to market expansion. Additional trends—such as advances in drug discovery technologies, the preference toward home-based care, favorable reimbursement policies, and public healthcare development—are anticipated to further support the growth of hospitals and ambulatory diagnostic centers, improving patient access to treatment.[x]

[Continued on next page]





Source: Chart created by MicroVentures utilizing data from MarketsandMarkets

Naloxone

The global naloxone market was valued at $1.33 billion in 2024 and is anticipated to reach a valuation of $3.48 billion by 2035, growing at a CAGR of 9.1% from 2025 to 2035. Naloxone is a medication used to rapidly reverse the effects of opioid overdose by blocking opioid receptors in the brain, helping to restore normal breathing and consciousness. It is available in several formulations, including injectables, nasal sprays, and auto-injectors. The rising incidence of opioid abuse and overdose has significantly increased demand for naloxone. According to the National Institute on Drug Abuse, over 100,000 people in the United States died from opioid overdoses in 2020, making it the leading cause of accidental death in the country.

The availability of various naloxone formulations, such as injectables, nasal sprays, and auto-injectors, has made it easier to use in emergencies and helped expand access to the medication. Efforts to improve access have also fueled market growth. These include making naloxone more readily available in pharmacies and launching programs to train first responders, law enforcement, and community members on its use. However, the market faces challenges. High costs, especially for those without insurance, remain a significant barrier. Additionally, the stigma surrounding opioid use can prevent people from seeking help or accessing naloxone when it's needed most.[xi]

Venture Financing

EmerRx operates within the biotech industry which has seen growth over the last ten years, accumulating over $377 billion in total investment across 40,094 deals from 2014 to 2024. The industry witnessed a compound annual growth rate of 11% from 2014 through 2024, with investments spiking in 2021 when investors poured



more than $70 billion in capital into biotech companies. Since then, venture activity has dampened, as capital invested was cut in half in 2023 from 2021. Additional industry insights include:

- Despite subdued funding in the last three years after a decade high in 2021, median deal size has increased by almost 29% from $2.77 million in 2021 to $3.57 million in 2024
- Median post-money valuations reached an all-time high of almost $39 million in 2024, up from $27 million in 2023

Capital Invested and Deal Count in the Biotechnology Industry, 2014 – 2024



Source: PitchBook Data, Inc. as of February 25, 2025

COMPETITORS



Emergent BioSolutions (NYSE: EBS): Emergent BioSolutions is a specialty biopharmaceutical company focused on medical countermeasures and opioid overdose treatment. Its flagship opioid-related product is NARCAN® Nasal Spray (4 mg), the first FDA-approved over-the-counter (OTC) 4 mg naloxone nasal spray. Additionally, through a commercial partnership with Hikma, it offers KLOXXADO® Nasal Spray (8 mg), a prescription-strength alternative. Emergent received FDA approval to switch NARCAN® to OTC status in August 2023 and began shipping it to U.S. retailers and online outlets in September 2023, priced at approximately $44.99 per two-dose carton.[xii] Emergent distributes its products to federal and state agencies, community organizations, first responders, and consumers. Since 2016, more than 64 million doses of NARCAN® have been distributed across the U.S. and Canada.[xiii] In 2024, the company generated total revenue of $1.04 billion, reflecting a 1% year-over-year decline. Revenue from its Commercial Products segment, which includes NARCAN®, totaled $398 million, down 20% compared to the prior year.[xiv]

Hikma Pharmaceuticals (LON: HIK): Hikma Pharmaceuticals is a global pharmaceutical company specializing in generic and specialty medications, including a key partnership manufacturing high-dose naloxone spray. In January 2025, Hikma entered an exclusive six-year commercial partnership with Emergent BioSolutions to supply KLOXXADO® (naloxone HCl) Nasal Spray 8 mg for the U.S. and Canadian markets. Produced at Hikma's Columbus, Ohio facility, KLOXXADO®—which delivers 8 mg naloxone per actuation—is FDA-



approved for emergency treatment of opioid overdose in both adult and pediatric patients, including fentanyl exposures, and features a higher dose than standard 4 mg sprays. Through the partnership, Emergent handles all North American sales and marketing, strengthening Hikma's role in expanding access to opioid overdose interventions.[xv] In 2024, the company reported total revenues of $3.13 billion, up 8.8% year-over-year.[xvi]

 **Amneal Pharmaceuticals (NASDAQ: AMRX):** Amneal Pharmaceuticals is a global pharmaceutical company that develops, manufactures, and distributes a broad portfolio of generic and specialty medications. In April 2024, the company received FDA approval for its 4 mg OTC Naloxone Hydrochloride Nasal Spray, a generic equivalent to NARCAN®,[xvii] and began supplying the product to U.S. retail pharmacies and the State of California in May 2024. Manufactured in New Jersey, the nasal spray is expected to reach production capacity of nearly 10 million two-packs annually by 2025.[xviii] As part of California's CalRx initiative, Amneal also supplies a branded version of the spray at a price of approximately $24 per two-pack for distribution to qualifying organizations and individuals.[xix] Amneal generated revenues $2.79 billion in 2024, representing an increase of 17% from 2023.[xx]

 **Padagis:** Padagis is a specialty pharmaceutical company based in Allegan, Michigan, focused on developing and supplying affordable, high-quality medications. In August 2023, the company launched an over-the-counter Naloxone HCl Nasal Spray (4 mg), intended for the emergency treatment of known or suspected opioid overdose. The product is equivalent in active ingredient and strength to other prescription naloxone nasal sprays and is distributed through retail pharmacies and online platforms.[xxi] In July 2025, the State of Michigan announced it would begin distributing Padagis' OTC naloxone nasal spray as part of its effort to expand access to overdose reversal treatments, selecting Padagis as a partner due to its in-state manufacturing capabilities.[xxii]

 **Harm Reduction Therapeutics:** Harm Reduction Therapeutics (HRT) is a nonprofit pharmaceutical company focused on preventing opioid overdose deaths by increasing access to affordable naloxone. In July 2023, the FDA approved HRT's over-the-counter naloxone nasal spray, RiVive®, a 3 mg formulation designed for the emergency treatment of known or suspected opioid overdose.[xxiii] The product is manufactured in the U.S. and distributed without profit to harm reduction organizations, community groups, and state and local governments. HRT began shipping RiVive in December 2023,[xxiv] pricing it at approximately $36 per two-dose pack with the goal of supporting broad, cost-effective access for those most at risk of opioid overdose.[xxv]

EXECUTIVE TEAM

Mitch Raponi, PhD, Co-Founder and Chief Executive Officer: Mitch Raponi serves as Co-Founder and CEO of EmerRx. Prior to joining EmerRx, he spent nearly four years at Alphina Therapeutics, serving first as Chief Scientific Officer and later as Chief Translational Officer. Before that, he was at BeiGene for over four years as Vice President of Biomarkers and Translational Research, where he led companion diagnostic strategies for oncology therapeutics. He also spent seven years at Clovis Oncology as Vice President of Molecular Diagnostics. Earlier in his career, he held several roles across Johnson & Johnson and its subsidiaries, including two years as Director of Oncology Biomarkers, six months as Principal Research Scientist at



Centocor, and nearly three years as Research Manager at Ortho Clinical Diagnostics. He began his career at Veridex LLC and Johnson & Johnson Research, where he held research and post-doctoral roles for over four years. He holds a Bachelor of Science with First Class Honors and a Doctor of Philosophy in Biochemistry and Molecular Genetics from the University of New South Wales.



Hamid Mobedi, PhD, Co-Founder and Chief Scientific Officer: Hamid Mobedi serves as Co-Founder and Chief Scientific Officer at EmerRx, where he leads research and development efforts focused on intranasal naloxone formulations for opioid overdose treatment. Prior to joining EmerRx, he was a Scientific Researcher at Emery Pharma for over two years, contributing to drug formulation, analytical method development, and bioanalysis. He also founded Varian Pharmed Company in 2004 and served as its Founder and CEO, overseeing pharmaceutical R&D and commercialization for over 16 years. Hamid also spent nearly 23 years at the Iran Polymer and Petrochemical Institute from 2001 to 2023, where he held roles as Academic Staff and Researcher, with responsibilities spanning training, education, and polymer-based drug delivery research. He holds a Doctor of Pharmacy from Isfahan University of Medical Sciences and a Doctor of Philosophy in Pharmaceutical Sciences from the Faculty of Pharmacy at Mashhad University.



Ron Najafi, PhD, Co-Founder and Chairman: Ron Najafi is the Co-Founder and Chairman of EmerRx. He is also the Founder and Chief Executive Officer (CEO) of Emery Pharma, a GMP-GLP compliant, FDA-registered, and DEA-licensed laboratory, where he has served since 2011. Prior to EmerRx, he founded NovaBay Pharmaceuticals in 2000 and led the company through its initial public offering (IPO), while also serving as Chief Scientific Officer. During his tenure at NovaBay, he established partnerships with companies including Galderma S.A. , Alcon Laboratories, China Pioneer Pharma, Shinpoong Pharma, and Virbac. Earlier in his career, he was President and CEO of CP Lab Safety and held roles at Rhône Poulenc Rorer, Perkin Elmer Applied Biosystems, and Aldrich Chemical Company. He holds a Bachelor of Science and a Master of Science in Chemistry from the University of San Francisco and a Doctor of Philosophy in Chemistry from the University of California, Davis.



Aaron Cook, MD, Chief Medical Officer: Aaron Cook serves as Chief Medical Officer of EmerRx Biopharma, where he leads clinical development and oversees the company's progression through clinical trials. A board-certified orthopedic surgeon since 1991, he has over 30 years of experience in trauma, joint replacement, hand, and reconstructive surgery across both adult and pediatric populations. He has also served as Associate Clinical Professor of Orthopedic Surgery at the University of California, Davis School of Medicine, where he was off-site residency director for over 20 years. In addition to his clinical practice, he has held leadership roles in hospital operations, including physician recruitment, budgeting, utilization management, and marketing. He has also worked extensively in medical-legal evaluation and expert witness services and has reviewed quality-of-care cases and served on surgical technology committees. He holds a Bachelor of Science in biochemistry, economics, and nutrition from the University of California, Davis, and a Doctor of Medicine from Case Western Reserve University School of Medicine.



From March to June 2025, the company raised $190,000 through the sale of common units at a $5 million pre-money valuation. Of this total, $130,000 was invested by EmerRx team members Mitch Raponi, Ron Najafi, and Aaron Cook, with the remainder provided by an angel investor.

As part of the round, each investor received warrants to purchase 100 common units at $500 per unit, representing an aggregate potential investment of $250,000. In August 2025, Mitch Raponi and Ron Najafi each exercised $25,000 of their warrants. Following these exercises, the remaining aggregate potential of all outstanding warrants is $200,000. The warrants are exercisable at any time after June 2025 until the earlier of (i) one year from the Warrant Issue Date or (ii) seven business days after the company provides written notice that the first benchmark for its first product has been achieved.

INVESTMENT TERMS

Security Type: Crowd Notes
Round Size: Min: $25,000 Max: $250,000
Pre-Money Valuation Cap: $5 million
Conversion Provisions: In connection with equity financing of at least $1 million, the Company has the option to convert the Crowd Note into non-voting preferred units (Conversion Units) at a price based on the lower of (A) the price per unit for Preferred Units by investors in the Qualified Equity Financing or (B) the price per unit paid on a $5 million pre-money valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

RISKS

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:



- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

---

[i] https://www.npr.org/2025/06/18/nx-s1-5436711/overdose-drugs-cdc

[ii] https://www.who.int/news/item/09-02-2025-who-updates-guidelines-on-opioid-dependence-treatment-and-overdose-prevention

[iii] https://www.pagepressjournals.org/ecj/article/view/13110

[iv] https://www.npr.org/2025/06/18/nx-s1-5436711/overdose-drugs-cdc

[v] https://www.pagepressjournals.org/ecj/article/view/13110

[vi] https://harmreductionjournal.biomedcentral.com/articles/10.1186/s12954-022-00627-3

[vii] https://www.cdc.gov/overdose-prevention/about/fentanyl.html

[viii] https://nida.nih.gov/publications/drugfacts/naloxone



[ix] https://bioengineering.gatech.edu/pharmaceuticals-drug-delivery

[x] https://www.marketsandmarkets.com/Market-Reports/drug-delivery-technologies-market-1085.html

[xi] https://www.pharmiweb.com/press-release/2025-04-16/growth-prospects-of-naloxone-market-expected-to-reach-usd-348-billion-by-2035

[xii] https://investors.emergentbiosolutions.com/news-releases/news-release-details/emergent-biosolutions-narcanr-nasal-spray-launches-over-counter

[xiii] https://www.emergentbiosolutions.com/opioid-crisis/us/

[xiv] https://investors.emergentbiosolutions.com/news-releases/news-release-details/emergent-biosolutions-reports-fourth-quarter-and-full-year-2024

[xv] https://www.hikma.com/news/hikma-announces-exclusive-commercial-partnership-with-emergent-biosolutions-for-kloxxado-naloxone-hcl-nasal-spray-8-mg/

[xvi] https://finance.yahoo.com/news/hikma-pharmaceuticals-full-2024-earnings-053603998.html

[xvii] https://investors.amneal.com/news/press-releases/press-release-details/2024/Amneal-Announces-U.S.-FDA-Approval-of-Over-the-Counter-Naloxone-Hydrochloride-Nasal-Spray-for-Emergency-Treatment-of-an-Opioid-Overdose/default.aspx

[xviii] https://investors.amneal.com/news/press-releases/press-release-details/2024/Amneal-Begins-Supplying-Over-the-Counter-Naloxone-Hydrochloride-Nasal-Spray-to-U.S.-Retail-Pharmacies-and-the-State-of-California/default.aspx

[xix] https://www.gov.ca.gov/2024/04/29/california-to-purchase-calrx-branded-over-the-counter-naloxone-for-24/

[xx] https://www.businesswire.com/news/home/20250227583818/en/Amneal-Reports-Fourth-Quarter-and-Full-Year-2024-Financial-Results

[xxi] https://www.padagis.com/padagis-announces-the-first-launch-of-an-over-the-counter-naloxone-nasal-spray-in-the-united-states/

[xxii] https://www.prnewswire.com/news-releases/state-of-michigan-expands-naloxone-access-with-generic-naloxone-nasal-spray-from-hometown-manufacturer-padagis-302499236.html

[xxiii] https://www.purduepharma.com/news/2023/08/01/fda-approves-harm-reduction-therapeutics-over-the-counter-opioid-overdose-reversal-medication/

[xxiv] https://www.purduepharma.com/news/2023/12/20/harm-reduction-therapeutics-introduces-rivivetm-over-the-counter-opioid-overdose-reversal-medication/

[xxv] https://www.harmreductiontherapeutics.org/rivive/

EXHIBIT C

Subscription Agreement

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

EmerRx BioPharma, LLC
1000 Atlantic Ave, Suite 110
Alameda, CA 94501

Ladies and Gentlemen:

The undersigned understands that EmerRx BioPharma, LLC, a limited liability company organized under the laws of Delaware (the "**Company**"), is offering up to $250,000 of Crowd Notes (the "**Securities**") in a Regulation CF Offering (the "**Offering**"). This Offering is made pursuant to the Form C/A, dated October 8, 2025 (the "**Form C/A**"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C/A, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 pm Pacific Time on February 23, 2026, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received in escrow from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, North Capital Private Securities Corporation shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C/A.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with

respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) **General.**

    i.   The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

    ii.   The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

    iii.   The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

    iv.   Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) **Information Concerning the Company.**

    i.   The undersigned has received a copy of the Form C/A. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C/A to make the decision to purchase the Securities.

    ii.   The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C/A and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

    iii.   The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C/A or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

    iv.   The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C/A. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

    v.   The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription

Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect, and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) **No Guaranty.** The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (ii) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) **Status of the Undersigned.** The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) **Restrictions on Transfer or Sale of Securities.**
i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees they will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the

Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Dispute Resolution.

a) **General Rule.** Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state where the executive office of the Company is located at such time, unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b) **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c) **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d) **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company: EmerRx BioPharma, LLC
1000 Atlantic Ave, Suite 110
Alameda, CA 94501
Attention: Mitch Raponi

If to the Investor: [INVESTOR ADDRESS]
[E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C/A which are not material or which are to the benefit of the undersigned, and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] of [MONTH], [YEAR].

INVESTOR (if an individual):

By: _____

Name: _____

INVESTOR (if an entity):

_____
Legal Name of Entity

_____
State/Country of Domicile or Formation

By: _____

Name: _____

Title: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Investor] for [total amount to be paid by Investor].

EmerRx BioPharma, LLC

By: _____

Name: _____

Title: _____

EXHIBIT D

Crowd Notes

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

EmerRx BioPharma, LLC

CROWD NOTE

FOR VALUE RECEIVED, EmerRx BioPharma, LLC (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Pre-Money Valuation Cap**" is $5 million.

The "**Offering Deadline**" is February 23, 2026.

1. Definitions.

a) "**Conversion Units**" shall mean with respect to a conversion pursuant to Section 2, units of the Company's preferred stock issued in the Qualified Equity Financing as defined below.

b) "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus any applicable Discount and (2) the price paid per unit for preferred stock by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c) "**Corporate Transaction**" shall mean:

i. the closing of the sale, transfer, or other disposition of all or substantially all of the Company's assets,
ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),
iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or
iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d) "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e) "**Date of Issuance**" shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f) "**Fully-Diluted Capitalization**" shall mean the number of units of outstanding common stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for common stock, (ii) exercise of all outstanding options and warrants to purchase common stock, and, in the case of Section 1(b), (iii) the units reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g) "**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h) "**Major Investor**" shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i) "**Maximum Raise Amount**" shall mean $250,000 under Regulation CF.

j) "**Outstanding Principal**" shall mean the total of the Purchase Price plus any applicable interest earned.

k) "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its preferred stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale or series of related sales).

l) "**Shadow Series**" shall mean units of a series of the Company's preferred stock that is identical in all respects to the units of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per unit of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

  i. Shadow Series unit holders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by irrevocable proxy; and

  ii. Shadow Series unit holders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m) "**Target CF Minimum**" shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

a) Qualified Equity Financing. Upon the occurrence of a Qualified Equity Financing, the Crowd Note will convert into Conversion Units pursuant to the following:

  i. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Units upon the earlier of (A) the Company's election or (B) a Corporate Transaction.

  ii. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Units prior to the closing of the Qualified Equity Financing.

b) Conversion Mechanics. Company shall convert the Crowd Note into Conversion Units equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

The issuance of Conversion Units pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive units of a Shadow Series with certain limited rights.

c) Corporate Transaction. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

  i. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

A. Converting to Preferred Stock. Immediately prior to the closing of the Corporate Transaction, such Investor's Crowd Note shall be converted into that number of units of preferred stock of the Company equal to the quotient obtained by dividing (1) the product of the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

B. Obtaining the Corporate Transaction Payment.

    ii. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Units pursuant to Section 2(a).

d) Mechanics of Conversion. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Units.

e) Note Completion. This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Purchase Price under this Crowd Note into Conversion Units; or (ii) the payment of amounts due to the Investor pursuant to Section 2(c).

3. Representations and Warranties of the Company. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

a) Organization, Good Standing and Qualification. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b) Authorization. Except for the authorization and issuance of the Conversion Units issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors, and stockholders necessary for the authorization, execution, and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

c) Offering. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

d) Compliance with Other Instruments. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

e) Valid Issuance of Stock. The Conversion Units, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

f) Intellectual Property. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

g) **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration, or investigation pending before any agency, court, or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree, or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. Representations and Warranties of the Investor. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

a) **Authorization.** This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

b) **Purchase Entirely for Own Account.** Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

c) **Required Information.** The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

d) **Reliance on Advice.** The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

e) **Federal or State Agencies.** The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

f) **Voting and Inspection Rights.** The Investor acknowledges that if they are not a Major Investor they shall have limited voting, information and inspection rights.

g) **No Public Market.** The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. Miscellaneous.

a) **Security.** This Crowd Note is a general unsecured obligation of the Company.

b) **Special Purpose Vehicle.** The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any units of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

c) **Successors and Assigns.** The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

d) **Governing Law.** This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

e) **Notices.** All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

f) **Financing Agreements.** The Investor understands and agrees that the conversion of the Crowd Note into Conversion Units may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Units issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the preferred stock sold in the Qualified Equity Financing (or the Shadow Series).

g) **Severability.** If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

h) **Transfer of a Crowd Note.** Subject to (i) the prior written approval of the Company, which may be given or withheld in the Company's sole discretion and (ii) compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

i) **Closing Procedures.** Investor funds can be released to the Company if (i) the Target CF Minimum is reached on or before the Offering Deadline; or (ii) the Company conducts an intermediate close, subject to certain terms and conditions.

j) **Entire Agreement; Amendments and Waivers.** This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. Dispute Resolution.

a) **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state in which the executive office of the Company is located at such time of dispute unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content, or results of any arbitration without the prior written consent of the other parties.

b) **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c) **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d) **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. Approval. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. Subscription Procedure. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. Investments may be accepted up to the Maximum Raise Amount up until the Offering Deadline.

EXHIBIT E

Pitch Deck





NextGen Intranasal Emergency Drug Delivery: Starting with a Breakthrough in Opioid Overdose Reversal

August 2025 — Confidential Deck

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.

EmerRx Team has deep biotech experience



Ron Najafi, PhD
Co-founder & Chairman

- Serial biotech entrepreneur
- Founder/CEO of Emery Pharma
- Formulation chemistry, analytical development, and bioassay validation expert

   



Mitch Raponi, PhD
Co-founder & CEO

- Biotech executive
- Extensive experience in drug development, diagnostic/devices, and regulatory strategy

    



Hamid Mobedi, PhD
Co-founder & CSO

- Intranasal delivery engineer
- Track record in prototyping, design control, and commercial manufacturing scale-up
- Co-founder/prior CEO of Varian Pharmed

  

Naloxone reverses opioid overdose effects by displacing it from the opioid receptor[1]

Naloxone

Opioid

Opioid Receptors in the brain

Fentanyl is fueling the surge in opioid deaths
Our goal is to decrease the # of deaths!

- **Fentanyl has replaced heroin**
- **Cheaper and up to 50X more potent[2]**



Fentanyl-overdose deaths
Per 100,000 people

0 10 20 30 40 50 75 No data

2013

2022

West Virginia

https://www.economist.com/graphic-detail/2024/03/14/americas-fentanyl-epidemic-explained-in-six-charts

Intranasal naloxone is most widely used in the community setting[3]

- **Intravenous (IV)** – Fastest onset, typically used in hospital settings[4]
- **Intramuscular (IM)** – Requires injection, faster onset than current IN devices
- **<u>Intranasal</u> (IN)** – Easy to administer, used by both professionals and the public[5]


Naloxone
Hydrochloride
0.4 mg / mL


NALOXONE
HYDROCHLORIDE
2 mg
per
2 mL
NALOXONE HYDROCHLORIDE
INJECTION, USP


NARCAN NASAL SPRAY
4 mg
FOR USE IN THE NOSE ONLY



Current intranasal (IN) naloxone has limitations

- ~Average of **100,000 overdose deaths** per year in U.S. (2023–2024)[6]

- Current intranasal (IN) naloxone limitations:

  - Short duration of action -> Risk of overdose recurrence, lapse of effect

  - Suboptimal absorbance compared to Intravenous (IV) administration

  - Usually requires multiple dosing[7]

  - **Notable delayed onset compared to IV administration[8]**

- **EMRX-101 is a potential answer for a faster onset, longer-lasting, and more effective life-saving <u>intranasal opioid reversal agent for the community setting</u>**

Current intranasal naloxone delivery systems do not mimic intravenous pharmacokinetics

IV provides rapid bioavailability that current IN products do not achieve[9]



Delayed onset of action and low bioavailability resulting from suboptimal IN absorption

McDonald et al. Addiction (2017) 113:484–493

CONFIDENTIAL

Our Solution: EMRX-101 Intranasal Naloxone



Optimized pharmacology: Approaching IV-level bioavailability via intranasal administration

Faster onset: Demonstrated improved absorption kinetics for quicker reversal of lethal narcotic overdoses

Enhanced usability: Aiming for better first-time user experience



How our device and medication are designed to work more effectively

▲ **Proprietary formulation:** Novel excipients for better mucosal absorption (optimal pH)

▲ **Improved pharmacokinetics:**

   ▲ Rapid onset approaching that of IV naloxone

   ▲ Increased bioavailability

▲ **Next-generation intranasal delivery system**

   ▲ Dual-compartment user-friendly intranasal device

▲ **Platform with potential for multiple products**



Dual-compartment intranasal delivery device

Glass Vial 1: Naloxone hydrochloride solution

Glass Vial 2: Buffer solution providing ideal pH and excipients for optimal absorption



Mixing tip

Nasal Adapter

Insert

Needle

Rubber Plug

Glass Vial

Vial Holder

EMRX Inhaler | Preliminary Industrial Design



Design needs to be highly intuitive as operators may be under extreme stress

EmerRx
Biopharma
PUSH FIRMLY
EmerRx
Biopharma

Large area for identification and info graphics

Molded reminder – operator will NOT read directions in a crisis usage occasion

Wide bottom arc for use with gloves



A simple window indicates if device is full or spent

Arc-to-arc alignment is intuitive – "thi goes here"

LEXDESIGNS



EmerRx is leveraging Emery Pharma labs

▲ Registered with the FDA and compliant with Good Manufacturing Practices as a Contract Research Organization

▲ Central Bay Area location

▲ Ability to perform human studies in house

▲ Bioanalytical platforms/expertise available for EmerRx studies

EMRX-101 shares the ideal properties of both intravenous and intranasal naloxone delivery*



EMRX-101 has rapid IV-like onset properties

	AUC 0-6 min
EMRX-101	16.7
Narcan	7.5
Ratio	**2.2**

*Based on pharmacokinetic data generated from one subject at Emery Pharma (formulation optimization on-going)

EMRX optimized formulations show vastly superior permeation in airway tissue model



Formulations	2 min	10 min	20 min	30 min	45 min	60 min
Narcan	6	1,005	1,758	2,705	4,604	6,852
28	7,275	44,860	92,202	136,795	197,183	235,006
40	4,000	38,384	65,403	135,346	160,086	186,003
26	3,636	43,690	88,641	125,139	146,165	159,992
37	3,635	53,450	99,942	144,370	186,276	193,303
13	654	56,403	107,192	165,796	214,783	227,660



Formulations • Narcan • 28 • 40 • 26 • 37 • 13

Naloxone concentration (ng/mL)

Time (min)

Up to 50x more permeation of naloxone across airway tissue compared to Narcan

Competitive Landscape

- ▶ Narcan (Emergent Biosolutions): Market leader available over the counter[10]

- ▶ Kloxxado (Hikma): Higher-dose intranasal option, reduced bioavailability[11][12]

- ▶ Multiple generic IN naloxone producers

- ▶ **EmerRx Advantage: Rapid IV-like onset with intranasal convenience, aiming to reduce overdose deaths and limit brain damage from prolonged oxygen loss**



Breakdown of $1.8M expected cost for bioanalytical data for FDA submission

Workstream	Q1-2 '25	Q3-4 '25	Q1-2 '26	Q3-4 '26	Q1-2 '27
Value inflection points*					

- Sale/licensing of EMRX-1

Provisional Patent Applications

Formulation and in vitro evaluation

Initial Bioavailability study (n=10)

Stability Testing

IB submission

Compound manufacturing

Clinical Bioavailability Study (n=20)

Pre-IND meeting

Prototype design, manufacturing, evaluation

Final device manufacturing, evaluation

Analytical testing in final device

IND Approval

Bioavailability Study with device (n=200)

Stability test in final device

Est. Cost ($) - includes 25% G&A overhead	$500k	$600k	$700k

*Reflects milestones in which the company believes it could potentially sell/license EMRX-101



Development Plan and IP strategy

- ▲ **Preclinical Testing (Year 1: Q1 2025 – Q1 2026):** Human bioanalytical studies, Pre-IND FDA interview and device prototype development

- ▲ **Bioavailability Testing (Year 2: Q2 2026 – Q2 2027):** Additional human bioanalytical studies, FDA IND submission & approval

- ▲ **Regulatory Pathway:** Clear path leveraging existing naloxone safety and efficacy data

- ▲ **Naloxone can be given safely to people of all ages, proven safety[13]**

- ▲ **Provisional patent application for** device filed April 2025

- ▲ **Additional patents** for specific optimal formulations and final device design to be filed 4Q25 – patent thicket

Naloxone Market Opportunity (2032)

- **TAM (Total Addressable Market)** Full projected 2032 global market across all formulations
- **SAM (Serviceable Available Market)** Market that could *technically* be reached by **intranasal formulations**
- **SOM (Serviceable Obtainable Market)** Share of SAM EmerRX is targeting, based on platform strength, clinical utility, and competitive positioning

Total Addressable Market[14]

$3B

Serviceable Available Market[15]

$2B

Serviceable Obtainable Market

$1B



Platform Expansion Opportunity

▶ EmerRx dual-chamber platform designed to enable rapid-onset intranasal delivery across multiple indications

▶ Acute rescue and emergency medications beyond naloxone:

  ▶ Combined potential total addressable market **>$5B projected by 2032**

▶ Pain management medication administration:

  ▶ Combined potential total addressable market **>$120B projected by 2033**[16]

Summary

Fentanyl and other narcotic related deaths have been steadily increasing

Naloxone is a safe and effective life saving antidote

Intranasal delivery is the most effective route in the community setting (compared to IV that requires hospitalization and a licensed medical professional to administer)

Current intranasal products have a much longer onset than IV and most often require multiple doses and possibly increasing the risk of anoxic brain damage.

EmerRx is developing a novel formulation with an improved intranasal delivery system that aims to mimic an IV-like onset and longer lasting pharmacokinetic profile

Platform and medication pipeline expansion into other emergency medications with a projected >$5B potential total addressable market by 2032

Further expansion into acute and chronic pain management with a projected >$120B potential total addressable market by 2033

Let's Talk

Mitch Raponi (CEO)
Mitch@emerex.com
858-717-2084

Aaron Cook (CMO)
Aaron@emmerx.com
916-718-6401

EmerRx
Biopharma

Home Team Investors Contact

Developing next-generation intranasal naloxone for opioid overdose
CONFIDENTIAL

Risk Disclosures

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Risk Disclosures

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

Risk Disclosures

Company Risk (cont'd)

- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

Sources

1. https://nida.nih.gov/publications/drugfacts/naloxone
2. https://www.fentanylfrontline.org/
3. https://www.fda.gov/drugs/postmarket-drug-safety-information-patients-and-providers/information-about-naloxone-and-nalmefene
4. https://nursekey.com/pharmacokinetics/
5. https://www.albertahealthservices.ca/assets/info/hrs/if-hrs-im-nasal-naloxone-administration-opioid-poisoning-dst.pdf
6. https://www.npr.org/2025/06/18/nx-s1-5436711/overdose-drugs-cdc
7. https://harmreductionjournal.biomedcentral.com/articles/10.1186/s12954-022-00627-3
8. https://pmc.ncbi.nlm.nih.gov/articles/PMC5836974/
9. https://pmc.ncbi.nlm.nih.gov/articles/PMC5836974/
10. https://www.walgreens.com/topic/pharmacy/naloxone.jsp
11. https://www.mayoclinic.org/drugs-supplements/naloxone-nasal-route/description/drg-20165181
12. https://reference.medscape.com/drug/narcan-nasal-spray-kloxxado-naloxone-intranasal-1000057 - 10
13. https://www.cdc.gov/overdose-prevention/reversing-overdose/about-naloxone.html
14. https://www.coherentmarketinsights.com/market-insight/naloxone-market-1804
15. https://www.zionmarketresearch.com/report/naloxone-market
16. https://finance.yahoo.com/news/pain-management-drugs-market-size-150200595.html